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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                      BUTTREY FOOD AND DRUG STORES COMPANY
                           (NAME OF SUBJECT COMPANY)

                      BUTTREY FOOD AND DRUG STORES COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  124234 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WAYNE S. PETERSON
                             SENIOR VICE PRESIDENT,
                     CHIEF FINANCIAL OFFICER AND SECRETARY
                      BUTTREY FOOD AND DRUG STORES COMPANY
                              601 6TH STREET, S.W.
                           GREAT FALLS, MONTANA 59404
                           TELEPHONE: (406) 761-3401
                           FACSIMILE: (406) 454-7251
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                   Copies to:
                            CYNTHIA M. DUNNETT, ESQ.
                               RYAN S. HONG, ESQ.
                               RIORDAN & MCKINZIE
                             300 SOUTH GRAND AVENUE
                                   29TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                           TELEPHONE: (213) 629-4824
                           FACSIMILE: (213) 229-8550

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company" or "Buttrey"). The principal executive offices of the Company are located at 601 6th Street, S.W., Great Falls, Montana 59404. The equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates is the shares of common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated as of January 26, 1998 (the "Schedule 14D-1"), filed by Locomotive Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Albertson's, Inc., a Delaware corporation ("Parent" or "Albertson's") to purchase all outstanding shares of Common Stock (the "Shares") at $15.50 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Schedule 14D-1 and the related letter of transmittal (which, as amended and extended from time to time, together constitute the "Offer"). The Offer is made pursuant to that certain Agreement and Plan of Merger, dated as of January 19, 1998 (the "Merger Agreement"), by and among the Company, Purchaser and Parent.

     The principal executive offices of the Purchaser and Albertson's are located at 250 Parkcenter Boulevard, Boise, Idaho 83726.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated May 2, 1997, relating to the Company's Annual Meeting of Stockholders held on May 28, 1997 (the "Proxy Statement") under the headings "Security Ownership of Certain Beneficial Owners and Management," "Information Concerning Incumbent Directors," "The Board of Directors," "Executive Officers, Compensation and Other Information," "Summary Compensation Table," "Option Grants in Last Fiscal Year," "Option Exercises and Year-End Value Table," "Certain Relationships and Related Transactions," "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee of the Board of Directors" on pages 2 through 16 of the Proxy Statement.

     Sale of Real Property to Parent. In August 1994, in connection with an assignment from an unrelated third party (the "Assignor") to Parent of the Assignor's right to purchase one of the Company's stores in Kennewick, Washington, Parent purchased certain related real property from the Company for approximately $3.6 million and certain related equipment and inventory from the Assignor for approximately $2.5 million.

     Option Payment Agreements. In connection with the Offer, the Company intends to enter into separate option payment agreements (collectively, the "Payment Agreements") with holders of outstanding options to purchase Shares ("Options") under the Company's 1993 Special Option Plan, the Company's 1995 Stock Option Plan ("1995 Option Plan") and the Company's 1996 Nonqualified Non-Employee Directors Stock Option Plan ("1996 Option Plan") (collectively, the "Stock Option Plans") and intends to enter into an option payment agreement with Joseph H. Fernandez, the Company's Chairman of the Board, President and Chief Executive Officer, with respect to 56,140 shares subject to an option (the "Performance Option") under the Company's 1990 Nonqualified Performance Stock Option Plan (as amended, the "1990 Option Plan"). The Payment Agreements will describe, as applicable, the various termination and acceleration provi-

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sions of the Stock Option Plans that are triggered by the Offer and the Merger and will provide for the surrender to the Company of all Options, following consummation of the Offer, for an amount in cash equal to the excess of the Offer Price over the applicable exercise price per share of the Options and less all taxes required to be withheld from such payment (the "Option Consideration"). The Payment Agreement with Mr. Fernandez will describe the decision of the Board of Directors of the Company (the "Board") to accelerate the vesting of the Performance Option with respect to 28,070 of the Shares covered thereby to the time of acceptance of Shares for payment and purchase pursuant to the Offer and provide for payment of the Option Consideration with respect to such Shares following consummation of the Offer. The Payment Agreements for non-employee directors not affiliated with FS&Co. (as defined below) will also describe the Board's decision to accelerate to the time of acceptance of Shares for payment and purchase pursuant to the Offer the vesting of options to purchase an aggregate of 9,524 Shares granted under the 1996 Option Plan. The Payment Agreements will further provide that payment of the Option Consideration is subject to and contingent upon both the acceptance of the Shares for payment and purchase pursuant to the Offer and the surrender by the optionholder of the Options.

     Severance and Other Arrangements. Pursuant to a letter agreement dated as of January 19, 1998 (the "Letter Agreement"), Albertson's has agreed to provide certain severance and retention benefits to certain employees of the Company, including the Company's officers, upon consummation of the Offer and the Merger. Under the severance program, an employee, including any officer, who is terminated, other than for cause, within six months of the closing of the purchase of the Company will receive a cash severance payment of 1 1/2 weeks of pay for each full year of service with the Company, with a minimum payment of $3,000 for employees with at least one full year of service and $1,500 for employees with less than one full year of service. Executive officers with current employment or severance agreements may elect to receive the payment specified above or the payment provided for in such agreement, but not both. In addition, the COBRA premiums for medical benefits will be paid for three months following the last day of employment.

     As authorized by the Board at its January 19, 1998 meeting, the Company will enter into certain retention agreements (the "Retention Agreements") with all executive officers other than Mr. Fernandez and with certain employees of the Company. These Retention Agreements, which were approved by Albertson's in the Letter Agreement, will provide that each of these officers and employees will receive a specified retention incentive bonus ranging from $20,000 to $120,000 if such officer or employee remains employed with the Company until 60 days after consummation of the Offer. Further, such bonuses will be paid if employment is involuntarily terminated prior to the expiration of such 60 day period, unless such termination is "for cause," and shall also be paid if employment is terminated by such employee with "good reason," prior to the expiration of such 60 day period, with "for cause" and "good reason" customarily defined. The retention incentive bonuses will also be paid in the event that such officer or employee dies or is permanently disabled prior to the expiration of such 60 day period.

     FS Equity Partners II, L.P., the majority stockholder of the Company (the "Major Stockholder"), will also enter into agreements with each of Wayne S. Peterson, Senior Vice President, Chief Financial Officer and Secretary, and Louis J. Rizzo, Senior Vice President -- Retail Operations and Store Development, providing that each of these executive officers will receive a closing bonus of $40,000 and $20,000, respectively, from the Major Stockholder if such officer remains employed with the Company until the consummation of the Offer. These bonuses will also be paid if employment is involuntarily terminated prior to the consummation of the Offer, unless such termination is "for cause" and shall also be paid if employment is terminated prior to the consummation of the Offer by the officer for "good reason," with "for cause" and "good reason" customarily defined. The closing bonus will also be paid upon the death or permanent disability of such officer. Notwithstanding the foregoing, neither officer shall be entitled to receive the closing bonus if the Offer is not consummated for any reason.

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     (b)(2) Merger Agreement.

     The following is a summary of certain provisions of the Merger Agreement not discussed elsewhere in this Schedule 14D-9. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. In accordance with the terms of the Merger Agreement, Purchaser will accept for payment and pay for all Shares validly tendered, and not withdrawn, prior to the Expiration Date. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Monday, February 23, 1998, unless and until Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. If the Minimum Condition is not satisfied or any of the other events set forth under "-- Conditions to the Offer" shall have occurred or shall be determined by Purchaser to have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated), subject to the terms of the Merger Agreement and subject to complying with applicable rules and regulations of the Commission, to (i) decline to purchase any of the Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer and, to the extent permitted by applicable law, purchase all Shares validly tendered,
(iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

     Subject to the terms of the Merger Agreement, Purchaser may, and under certain circumstances shall, from time to time, and regardless of whether any of the events set forth under "-- Conditions to the Offer" shall have occurred, extend the period of time during which the Offer is open and thereby delay the acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary.

     The Merger Agreement provides that Purchaser will not decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, change or amend the conditions to the Offer or impose additional conditions to the Offer, change the Expiration Date or waive, add or amend any term of or condition to the Offer in any manner adverse to the holders of the Shares without the written consent of the Company; provided, however, that if on any scheduled Expiration Date, all conditions to the Offer shall not have been satisfied or waived, Purchaser may extend the Expiration Date. In addition, if on any scheduled Expiration Date, all conditions to the Offer shall not have been satisfied or waived, Purchaser has agreed to extend the Expiration Date as long as the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall not have expired or been terminated. Purchaser has further agreed that if on any scheduled Expiration Date any order, decree, ruling or other action of or an agreement with any United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction (a "Governmental Authority") that has the effect of restraining, enjoining, prohibiting or delaying the consummation of the Offer or the Merger or imposing material limitations on the ability of Purchaser to acquire the Shares shall be in effect, Purchaser will extend the Expiration Date until it has reached an agreement with the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC") or any other Governmental Authority that has asserted that consummation of the Offer will violate Antitrust Laws (as defined below) and any injunction or order prohibiting or limiting the consummation of the Offer or the Merger shall have become final and non-appealable. If, immediately prior to any scheduled Expiration Date, all conditions to the Offer are satisfied as of such Expiration Date but the number of

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Shares tendered and not withdrawn pursuant to the Offer constitute less than 90%
of the Shares outstanding, Purchaser may extend the Offer for a period not to exceed ten (10) business days; provided that in the event the Offer is so extended, Parent and Purchaser must irrevocably waive all of the conditions to the Offer set forth under "-- Conditions to the Offer" (other than the condition that no law be enacted or any injunction or order be issued which has the effect of making the acquisition of the Shares by Purchaser illegal or which imposes material limitations on the ability of Purchaser to acquire the Shares or which otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement) that subsequently may not be satisfied during such extension of the Offer as grounds for its refusal to accept for payment and purchase, or to pay for, or as grounds for its delay in the acceptance for payment for, any Shares tendered in the Offer. As used in this Schedule 14D-9, "business day" has the meaning set forth in Rule 14d-1 under the Securities Exchange Act, as amended (the "Exchange Act").

     The Merger. Pursuant to the Merger Agreement and subject to the Delaware General Corporations Law ("the DGCL"), as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company and the separate corporate existence of Purchaser will thereupon cease. The merger, as effected pursuant to the immediately preceding sentence, is referred to herein as the "Merger," and the Company as the surviving corporation of the Merger is sometimes herein referred to as the "Surviving Corporation." The directors of Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified. The parties to the Merger Agreement shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed and vertified certificate of merger, as required by the DGCL. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Parent or Purchaser and Shares held by stockholders who properly perfect their dissenters' rights under the DGCL) will be cancelled and extinguished and converted into the right to receive $15.50 in cash or any higher price per Share paid in the Offer (the "Merger Consideration"), without interest.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and any applicable laws and any agreements to which the Company or its assets may be bound, financial statements, public filings, conduct of business, employee benefit plans, ERISA, proprietary property, labor and employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, conflicts of interest, brokers' and finders' fees, real property leases, title to properties, absence of liens, insurance, inventory, suppliers, votes required to approve the Merger Agreement, undisclosed liabilities, product liability, disclosures in proxy statement and tender offer documents and the absence of material adverse changes.

     In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and any applicable laws and any agreements to which Parent or Purchaser or their assets may be bound, availability of funds to consummate the Offer and the Merger, brokers' fees, disclosures in proxy statement and tender offer documents, no prior ownership of Shares and no prior activities by Purchaser.

     Conditions to the Offer. The Offer is subject to the Minimum Condition being satisfied by 12:00 Midnight on February 23, 1998 or such later date as the Offer may be extended in accordance with the terms of the Merger Agreement. Notwithstanding any other provisions of the Offer, and subject to the terms of the Merger Agreement, Purchaser shall not be obligated to accept for payment any Shares until expiration of the applicable waiting periods under the HSR Act, and

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Purchaser shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer, or if the Minimum Condition shall not have been satisfied, Purchaser may terminate or amend the Offer (subject to Purchaser's obligation to extend the Offer pursuant to the Merger Agreement) if, prior to the time of acceptance for payment of any such Shares (whether or not any other Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following shall have occurred and remain in effect:

          (a) a United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order which is in effect and has the effect of making the acquisition of the Shares illegal or imposing material limitations on the ability of Purchaser to acquire the Shares or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement subject to Parent's and Purchaser's obligations to reach an agreement authorizing consummation of the Offer and Merger with the FTC or DOJ, and any other Governmental Authority that may have asserted that consummation of the Offer will violate Antitrust Laws, and to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or required by the FTC or DOJ in connection with the expiration or termination of the waiting period under the HSR Act as a result of the transactions contemplated by the Merger Agreement (provided, however, that the foregoing shall not be construed so as to preclude, prevent or otherwise limit Parent or Purchaser from instituting or prosecuting or defending a suit or claim in good faith with respect to any suit, objection, requirement or other action by the FTC, DOJ or any other such Governmental Authority or any private party with respect to the transactions contemplated by the Merger Agreement), and Parent's agreement not to terminate the Offer so long as any such injunction or order has not become final and nonappealable;

          (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE, and such event shall have continued to exist for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange not related to market conditions), (ii) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any United States governmental authority on the extension of credit generally by banks or other financial institutions, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (c) either (i)(A) any of the representations or warranties of the Company with respect to capital stock, options and other rights to acquire Shares, authority relative to the Merger Agreement and the vote required for the approval of the Merger Agreement and the Merger shall not be true and correct in all material respects or (B) any other representation or warranty of the Company in the Merger Agreement shall not be true and correct which inaccuracy, singly or in the aggregate, would have or be reasonably likely to have a material adverse effect on the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company and the Subsidiary taken as a whole and in either case are not reasonably capable of being cured by the Company or have not been cured within ten (10) business days after the giving of written notice to the Company in each case as if such representations or warranties were made as of such time on or after January 19, 1998 (unless a representation speaks as of an earlier date, in which case it shall be deemed to have been made as of such earlier date), or (ii) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure, singly or in the aggregate, would have or be reasonably likely to have a material adverse effect on the business, operations, properties (including intangible properties), condition (financial or other-

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     wise), results of operations, assets or liabilities of the Company and the
     Subsidiary taken as a whole and is not reasonably capable of being cured by the Company or has not been cured within ten (10) business days after the giving of written notice to the Company; and the Chief Executive Officer of the Company shall have provided a certificate to the effect that the conditions set forth in clauses (i) or (ii) have not occurred on the date Shares are to be accepted for payment pursuant to the Offer;

          (d) since January 19, 1998 there shall have been any material adverse change in the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company and the Subsidiary, taken as a whole, excluding any such change occurring at any time after January 19, 1998 caused by (i) a general change in the economy (including any such change caused by a general change in the markets served by the Company and the Subsidiary) or (ii) the institution or threat of any suit, arbitration, mediation, action, proceeding, complaint or grievance which challenges any of the transactions contemplated by the Merger Agreement or any action required in connection with the resolution of matters relating to the Antitrust Laws and excluding any such change occurring on or after the 90th day following January 19, 1998 caused by the voluntary termination of employment by employees of the Company or the Subsidiary or a closure of, or any labor disruption, slowdown or strike relating to, the Company's principal distribution center located in Great Falls, Montana; provided, however, that the foregoing right is subject to the Company MAC Right as described above;

          (e) the Board (i) shall have amended, modified or withdrawn its recommendation of the Offer or the Merger other than as permitted by the Merger Agreement, (ii) shall have endorsed, approved or recommended any Superior Proposal or (iii) the Company shall have entered into any agreement with respect to any Superior Proposal;

          (f) any person or group (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or Purchaser or any of their respective subsidiaries or affiliates, shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than 25% of the Shares (either on a primary or a fully diluted basis); provided, however, that this provision shall not apply to any person that beneficially owns more than 25% of the outstanding Shares on January 19, 1998 so long as such person does not further increase its beneficial ownership beyond the number of Shares such person beneficially owns on January 19, 1998; or

          (g) the Merger Agreement shall have been terminated by the Company or Parent pursuant to its terms;

which, in the reasonable judgment of Parent and Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for the Shares.

     The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition and may be waived by Parent or Purchaser in whole or in part and at any time and from time to time. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Conditions to the Merger. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions: (i) Purchaser shall have commenced the Offer and shall have purchased, pursuant to the terms and conditions of the Offer, all Shares duly tendered and not withdrawn, (ii) Parent, Purchaser or an affiliate thereof shall have purchased a majority of the outstanding Shares pursuant to the Offer, unless such failure to purchase is a result of a breach of

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Parent's or Purchaser's obligations under the Merger Agreement, (iii) the Merger
Agreement and the Merger shall have been approved and adopted by the requisite vote of the holders of the Shares, unless Purchaser shall have acquired 90% or more of the outstanding Shares, (iv) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, final non-appealable injunction or other final non-appealable order which is in effect and has the effect of making the acquisition of Shares by Purchaser illegal or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement; provided, however, that such condition does not modify Parent's obligation to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or required by the FTC or the DOJ in connection with the expiration or termination of the waiting period under the HSR Act, or by any private party or Governmental Authority or other tribunal under the Antitrust Laws or in a suit by a private party or Governmental Authority as a result of the transactions contemplated by the Merger Agreement, except that either Parent or Purchaser may institute, prosecute or defend a suit or claim in good faith with respect to any suit, objection, requirement or other action by the FTC, the DOJ, any other Governmental Authority or any private party with respect to the transactions contemplated by the Merger Agreement, and
(v) the applicable waiting period under the HSR Act shall have expired or been terminated.

     Board Representation. The Merger Agreement provides that promptly upon the purchase by Purchaser of the Minimum Shares pursuant to the Offer, Parent will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Parent representation on the Board equal to the product of the total number of directors (giving effect to the directors designated by Parent pursuant to the Merger Agreement) multiplied by the percentage, expressed as a decimal, that the aggregate number of Shares beneficially owned by Purchaser following such purchase bears to the total number of Shares then outstanding. The Company has agreed to promptly take all actions necessary to cause Parent's designees to be elected as directors of the Company, including, increasing the size of the Board and securing the resignations of incumbent directors. The Company shall cause persons designated by Parent to constitute the same percentage as persons designated by Parent shall constitute of the Board of (i) each committee of the Board, (ii) the board of directors of the Subsidiary (as defined below) and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. The Company's obligation to appoint Parent's designees to the Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     In the event that Parent's designees are elected to the Board, until the Effective Time, the Board shall have at least two (2) directors who are directors on the date of the Merger Agreement (such directors, the "Independent Directors"); provided, however, that in such event if the number of Independent Directors will be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies, who shall be deemed to be Independent Directors for purposes of the Merger Agreement, or, if no Independent Director then remains, the other directors shall designate persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Following the election of Parent's designees to the Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to
(i) amend or terminate the Merger Agreement on behalf of the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement or (iii) take any other action by the Board under or in connection with the Merger Agreement which would adversely affect the rights of the Company's stockholders under the Merger Agreement; provided, further, that if there will be no such directors, such actions may be effected by the unanimous vote of the entire Board.

     Stockholders' Meeting; Proxy Statement. If required by applicable law in order to consummate the Merger, the Company will (i) duly call, give notice of, convene and hold a special meeting of its

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

stockholders as promptly as practicable following the acceptance for payment and purchase of the Minimum Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and the adoption of the Merger Agreement and (ii) prepare and file with the Commission, subject to the prior approval of Parent (which approval shall not be unreasonably withheld), preliminary and final versions of a proxy statement (the "Proxy Statement") and proxy and other filings relating to such stockholders' meeting as required by the Exchange Act. Subject to the terms of the Merger Agreement, the Company has agreed to include in the Proxy Statement the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement.

     Employee Benefits. The Merger Agreement provides that, following the Effective Time, Parent will cause the Surviving Corporation to provide or will directly provide to the employees of the Subsidiary and the Company who continue to be so employed employee benefits that are substantially equivalent in the aggregate to those provided by Parent to similarly situated employees of Parent. In determining the level of benefits to be received by employees of the Subsidiary or the Company, Parent will ensure that such employees are credited for years of service with the Company or the Subsidiary, as such years of service are currently recognized by the Company and the Subsidiary for purposes of eligibility, vesting and benefit accrual under its employee benefit plans, but not for purposes of benefit accrual under any defined benefit pension plan. Neither Parent nor the Company is required to continue any existing employee benefit plan applicable to employees of the Company or the Subsidiary following the Effective Time, except as may be required by any applicable collective bargaining agreement.

     Options. The Merger Agreement provides that, except as limited by the terms of the Merger Agreement, prior to consummation of the Offer or the Effective Time or both, the Company may enter into agreements in respect of outstanding Options, providing for the payment upon surrender of each vested Option immediately after the consummation of the Offer up to and including the Effective Time an amount of cash per share subject to each such Option equal to the excess, if any, of the Option Consideration. Any Options not so surrendered or exercised prior to the Effective Time shall terminate no later than the Effective Time in accordance with the terms of the Stock Option Plans or such agreements with the optionees. The Merger Agreement provides that the Company may accelerate the vesting of options to purchase 28,070 Shares granted to Joseph H. Fernandez, Chairman of the Board, President and Chief Executive Officer, under the 1990 Option Plan, and options to purchase an aggregate of 9,524 Shares granted to certain non-employee directors of the Company under the 1996 Option Plan. The Merger Agreement provides that, upon request of the Company following consummation of the Offer, Parent shall advance to the Company sufficient funds to enable the Company to pay the aggregate Option Consideration.

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except (i) as expressly contemplated by the Merger Agreement, (ii) as set forth in the applicable schedule thereto or (iii) as consented to or approved in writing by Parent (such consent not to be unreasonably withheld, except with respect to items (a), (b)(i) and (b)(v) below, as to which consent may be withheld at any time and for any reason), the business of the Company and the Buttrey Food and Drug Company, a Delaware corporation and a wholly owned subsidiary of the Company (the "Subsidiary"), will be conducted only in the ordinary course consistent in all material respects with past practice. The Merger Agreement further provides that prior to the Effective Time:

          (a) each of the Company and the Subsidiary shall not (i) amend its Certificate of Incorporation or Bylaws, (ii) change the number of authorized, issued or outstanding shares of its capital stock, except upon the exercise of certain stock options outstanding on the date of the Merger Agreement, (iii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of shares of its capital stock, (iv) make any direct or indirect redemption, retirement, purchase or other acquisition of any of its capital stock (except for repurchases of Shares from employees pursuant to existing stock subscription agreements between the Company and certain of its employees); or (v) split, combine or reclassify its outstanding shares of capital stock.

          (b) neither the Company nor the Subsidiary shall, directly or indirectly, (i) issue, grant or sell or agree or propose to issue, grant or sell any shares of, or rights of any kind to acquire any shares of the capital stock of the Company or the Subsidiary, except that the Company may issue Shares upon the exercise of Options and warrants outstanding on the date hereof, (ii) other than in the ordinary course of business, incur any indebtedness for borrowed money, (iii) waive, release, grant or transfer any intangible rights of material value, except in the ordinary course of business, (iv) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any personal property of the Company or the Subsidiary other than in the ordinary course of business and consistent with past practice or (v) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any real property of the Company or the Subsidiary;

          (c) the Company and the Subsidiary shall use their reasonable best efforts to preserve intact the business organization of the Company and the Subsidiary, to keep available the services of its operating personnel, to preserve the goodwill of those having business relationships with each of them and to carry on their respective businesses in substantially the same manner as carried on heretofore;

          (d) neither the Company nor the Subsidiary will, directly or indirectly, (i) increase the compensation payable or to become payable by it to any of its employees, officers, directors, agents or consultants or under any bonus, insurance, pension or other employee benefit plan or arrangement made to, for or with any such persons (other than as provided in certain employment agreements and welfare and benefit plans as in effect on January 19, 1998, except in accordance with certain collective bargaining agreements, and except for cost of living adjustments and other increases in the ordinary course consistent with past practice or other increases which are reasonably necessary for the operation of the business of the Company and the Subsidiary), (ii) adopt, or make any payment or amend any provision, other than as required by existing plans or agreements as in effect on January 19, 1998 and provisions and actions under existing stock option plans authorized in connection with the Offer or the Merger, any bonus, profit sharing, pension, retirement, deferred compensation, employment or other payment or employee compensation plan, agreement or arrangement for the benefit of any employee, officer, director, agent or consultant of the Company or the Subsidiary or modify the terms of any Option, except as described above, (iii) grant any stock appreciation rights, (iv) enter into or amend in any respect any employment agreement,
     (v) make any loan or advance to, or make any change in its existing borrowing or lending arrangements for or on behalf of or enter into any written contract, lease or commitment with, any affiliate, officer or director of the Company or the Subsidiary (pursuant to an employee benefit plan or otherwise), (vi) enter into any collective bargaining agreement or
     (vii) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any employee, officer, director, agent or consultant, or pay or agree to pay or make any accrual or arrangement for payment to any employee, officer, director, agent or consultant of the Company or the Subsidiary of any amount relating to unused vacation days, except payments and accruals made in the ordinary course consistent with past practice or as required by the terms of any such plan or collective bargaining agreement;

          (e) neither the Company nor the Subsidiary shall, directly or indirectly, assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, firm or corporation other than the Subsidiary, or make any loans or advance to any individual, firm or corporation except in the ordinary course of its business and consistent with past practice;

          (f) except (i) as set forth on the applicable schedule to the Merger Agreement, (ii) for replacement of equipment in the ordinary course of business and (iii) for expenditures not in excess of $100,000 per month (with unexpended amounts to carry forward to future months), neither the Company nor the Subsidiary shall make any investment of a capital nature either by purchase of stock or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other individual, firm or corporation; provided, that the Company will confer with Parent if the amount of any capital expenditure would exceed $25,000;

          (g) neither the Company nor the Subsidiary shall enter into, modify or amend in any material respect or take any action to terminate their respective material contracts;

          (h) neither the Company nor the Subsidiary shall take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, except for changes required by United States generally accepted accounting principles;

          (i) neither the Company nor the Subsidiary shall, without the consent of Parent, which consent shall not be unreasonably withheld, make any material tax election, change any material tax election already made, adopt any material tax accounting method, change any material tax accounting method unless required by United States generally accepted accounting principles, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment;

          (j) neither the Company nor the Subsidiary shall take, or agree to commit to take, any action that (i) would or is reasonably likely to result in any of the conditions to the Offer or any of the conditions to the Merger not being satisfied, (ii) would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect at, or as of any time prior to, consummation of the Offer (provided that any violation of this covenant will not give rise to any claim for damage, but may be the subject of a claim for equitable relief), or (iii) would materially impair the ability of the Company to consummate the Offer or the Merger in accordance with the terms thereof or materially delay such consummation, and the Company and the Subsidiary will promptly advise Parent in writing of any material adverse effect on the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company and the Subsidiary, taken as a whole, or any breach of the Company's representations or warranties, or any material breach of a covenant contained in the Merger Agreement of which the Company or the Subsidiary has knowledge;

          (k) neither the Company nor the Subsidiary shall adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or the Subsidiary (other than the Merger);

          (l) neither the Company nor the Subsidiary shall pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations (i) reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) included in all forms, reports, schedules, statements and other documents required to be filed by the Company since January 1, 1995 under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act") or (ii) incurred in the ordinary course of business since the date of such financial statements;

          (m) neither the Company nor the Subsidiary shall permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; and

          (n) neither the Company nor the Subsidiary shall enter into an agreement, commitment or arrangement to do any of the foregoing or authorize, recommend, propose or announce an intention to do any of the foregoing.

     Parent and the Company have further agreed that, with the consent of Parent, the Company may purchase certain software and services required by the Company to address the "year 2000" problem with respect to the information services systems of the Company. Alternatively, at the election of Parent, Parent may agree to provide such services to the Company pursuant to a services agreement in form and substance reasonably satisfactory to Parent and the Company.

     Negotiations. Pursuant to the Merger Agreement, the Company has agreed to notify Parent immediately of the existence of any proposal, discussion, negotiation or inquiry received by the Company, in each case in connection with the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer, exchange offer, consolidation or otherwise by any person other than Parent, Purchaser or any affiliate of Parent or Purchaser (a "Third Party"); (ii) the acquisition by any Third Party of all or substantially all of the assets of the Company and the Subsidiary, taken as a whole; (iii) the acquisition by a third party of 50% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or the Subsidiary of 50% or more of the outstanding Shares (any of the foregoing, a "Third Party Transaction"). The Company shall immediately communicate to Parent the terms of any such proposal, discussion, negotiation or inquiry which it may receive and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company shall promptly provide to Parent any non-public information concerning the Company provided to any other party which was not previously provided to Parent. In addition, the Company has agreed that it will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Third Party Transaction. Pursuant to the Merger Agreement, neither the Company, nor the Subsidiary, nor any affiliate of either of them, nor the directors, officers, employees, representatives or agents of any of them, may, directly or indirectly, solicit, initiate, encourage or participate in discussions or negotiations with or the submission of any offer or proposal by or provide any information to, any corporation, partnership, person or other entity or group (other than Purchaser or Parent or any officer or other authorized representative of Purchaser or Parent) concerning any Third Party Transaction or proposal related thereto or participate in any negotiation regarding any Third Party Transaction or otherwise cooperate in any way with or encourage any effort or attempt by any other person to effectuate a Third Party Transaction; except that the Company or the Board is not prohibited from (i) disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (ii) from making such disclosure to the Company's stockholders which, in the judgment of the Board after receipt of advice from counsel may be required under applicable law. In addition, except as specified below, the Company may not withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Third Party Transaction or proposal relating thereto, or enter into any agreement with respect thereto. Notwithstanding the foregoing, prior to the acceptance for payment of Shares pursuant to the Offer, the Company may (x) furnish information and access to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements in response to unsolicited written requests therefor, and (y) negotiate and participate in discussions and negotiations with such entity or group concerning a Third Party Transaction or proposal related thereto if (with respect to clause (y) only) the Board has determined in its good faith judgment, based as to legal matters on the written advice of outside legal counsel (i) that the exercise of the directors' fiduciary duties requires the taking of such action and (ii) after consultation with all of its principal advisors in connection with the transactions contemplated in the Merger Agreement, that such Third Party Transaction or proposal related thereto is a bona fide written proposal that would, upon consummation thereof, result in a transaction more favorable to the stockholders of the Company than the transactions contemplated in the Merger Agreement and in the good faith reasonable judgment of the Board (based in part upon the advice of all of its principal advisors in connection with the transactions contemplated by the Merger Agreement) is proposed by a corporation, partnership, person or other entity or group with sufficient financial resources available to it or available from third parties to consummate such transaction (a proposal that satisfies clauses (i) and (ii) being referred to as a "Superior Proposal"). Moreover, prior to the time of acceptance for payment of Shares, the Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case at any time after the fifth business day following Parent's receipt of written notice advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the person making such Superior Proposal; provided, however, that the Company may not enter into an agreement with respect to a Superior Proposal until the Company has furnished Parent with written notice not later than 12:00 noon (Boise, Idaho time) five (5) business days in advance of any date on which it intends to enter into such agreement and has caused its financial and legal advisors to negotiate with Parent to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated by the Merger Agreement on such adjusted terms. In order to permit the Company to enter into an agreement with respect to a Superior Proposal that the Board has determined is more favorable to the stockholders of the Company than the Offer and the Merger, the Company may terminate the Merger Agreement, provided that (i) the Company has complied with all provisions with respect to a Superior Proposal set forth above; and (ii) the Company makes simultaneous payment to Parent of the Termination Fee (as defined below).

     Indemnification. The Merger Agreement provides that, from and after the Effective Time, in addition to any indemnification available to any officer or director by the Company or the Subsidiary, Parent and the Surviving Corporation shall (in each case to the fullest extent permitted by applicable law) indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director, or employee of the Company or the Subsidiary (the "Indemnified Parties") against any and all losses, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement of, or in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or the Subsidiary at or prior to the Effective Time and whether asserted or claimed prior to, or at or within five (5) years after the Effective Time, and including, without limitation, any which arise out of or relate to the transactions contemplated by the Merger Agreement (collectively, the "Indemnified Liabilities") (and Parent and the Surviving Corporation must pay reasonable expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by law); provided, however, that neither Parent nor Surviving Corporation is required to indemnify any Indemnified Party in connection with any proceeding (or portion thereof) involving any claim, action, suit, proceeding or investigation initiated by such Indemnified Party unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of Parent or unless such proceeding is brought by an Indemnified Party to enforce such Indemnified Party's indemnification rights under the Merger Agreement. Parent and Surviving Corporation may not take, or cause to be taken, at any time, any action to modify or terminate the indemnification arrangements or limitation of liability provisions contained in the Certificate of Incorporation or Bylaws of either the Company or the Subsidiary, or in any indemnification agreement entered into by either the Company or the Subsidiary, in a manner that would adversely affect the Indemnified Parties. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to Parent; (ii) after the Effective Time, Parent or the Surviving Corporation shall pay all reasonable fees and expenses of counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Parent is not obligated to pay for more than one counsel for all Indemnified Parties with respect to the same matter unless (A) Parent and an Indemnified Party shall have mutually agreed to the contrary; or
(B) the
representation of one or more such Indemnified Party and any other Indemnified Party pursuant to the preceding sentence in any such proceeding by the same counsel would be inappropriate due to actual or potential differing interests between such Indemnified Parties; and (iii) after the Effective Time, Parent and the Surviving Corporation shall use all reasonable efforts to assist in the vigorous defense of any such matter, provided that Parent and the Surviving Corporation will not be liable for any settlement of any claim effected without their written consent, which consent, however, may not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, must notify Parent, and the Surviving Corporation (but the failure so to notify Parent and the Surviving Corporation shall not relieve either such corporation from any liability which it may have under the Merger Agreement except to the extent such failure materially prejudices Parent or the Surviving Corporation).

     Antitrust. In the Merger Agreement, Parent has agreed to take any action (including, without limitation, agreeing to hold separate or to divest any of the businesses, stores, products or assets of Parent or any of its affiliates or of the Company or the Subsidiary) that may be required (i) by any Governmental Authority (including the DOJ or the FTC) in order to resolve such objections as such Governmental Authority may have under the Antitrust Laws to the transactions contemplated by the Merger Agreement, or (ii) by any court or similar tribunal, in any suit brought by a private party or Governmental Authority challenging the transactions contemplated by the Merger Agreement as violative of any Antitrust Law, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that has the effect of preventing the consummation of any of such transactions. The Merger Agreement provides that either Parent or Purchaser may institute, prosecute or defend a suit or claim in good faith with respect to any suit, objection, requirement or other action by the FTC, the DOJ, any other Governmental Authority or any private party with respect to the transactions contemplated by the Merger Agreement. The Merger Agreement further provides that an entry by a court, in any suit brought by a private party or a Governmental Authority challenging the transactions contemplated by the Merger Agreement as violative of any Antitrust Law, of an order or decree permitting the transactions contemplated by the Merger Agreement, but requiring that any of the businesses, product lines or assets of Parent or any of its affiliates or of the Company or the Subsidiary be divested or held separate by Parent, or that would otherwise limit Parent's freedom of action with respect to, or its ability to retain, the Company and the Subsidiary or any portion thereof or any of Parent's or its affiliates' other assets or businesses, shall not (A) be deemed a failure to satisfy any of the conditions (i) to each party's obligations to effect the Merger which are specified in the Merger Agreement, or (ii) to the Offer as described above, or (B) give rise to a right of termination under the Merger Agreement.

     As used in the Schedule 14D-9, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     Termination. The Merger Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company,

          (a) by the mutual written consent of Parent and the Company, pursuant to action by their respective Boards of Directors;

          (b) by Parent if, without any material breach by Parent or Purchaser of their obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer will not have occurred within 30 days after the later of (i) the expiration or termination of the waiting period under the HSR Act and (ii) the lifting, rescission or termination of any order, decree, ruling or other action of or agreement with a Governmental Authority theretofore in effect that has the effect of prohibiting, enjoining, restraining or delaying the consummation of the Offer or the

     Merger or imposes material limitations on the ability of Purchaser to acquire Shares, provided that Parent may not terminate the Merger Agreement on the foregoing basis unless (i) it has reached an agreement authorizing consummation of the Offer and the Merger with the FTC or DOJ and any other Governmental Authority that may have asserted that consummation of the Offer would violate the Antitrust Laws and (ii) any injunction or order prohibiting or limiting consummation of the Offer or the Merger (whether or not issued or entered on antitrust grounds) has become final and non-appealable;

          (c) by the Company on or after July 19, 1998, if (i) the Company is not then in material breach of any of its obligations hereunder; (ii) the Company gives written notice to Parent (the "Termination Notice") of its intention to terminate the Merger Agreement; (iii) Parent has not accepted a majority of the Shares for payment pursuant to the terms of the Offer; and (iv) Parent does not, within five (5) business days of receipt of the Company's Termination Notice, give the Company a notice of its intention to continue the Merger Agreement in effect (a "No Termination Notice"). A No Termination Notice may not be given by Parent unless the waiting period under the HSR Act has expired or been terminated and all other obligations under the Antitrust Laws necessary to consummate the Offer have been satisfied, including reaching an agreement, if necessary, authorizing consummation of the Offer and the Merger with the FTC or DOJ and any other Governmental Authority that may have asserted that consummation of the Offer would violate Antitrust Laws. A No Termination Notice shall not be effective (i) at any time when Parent is not using best efforts to lift, rescind or terminate a temporary, preliminary or appealable injunction or order (which does not relate to the Antitrust Laws) or (ii) if such notice does not contain a binding, unconditional undertaking by Parent to accept Shares pursuant to the terms of the Offer at the earliest practicable date after such injunction or order has been lifted, rescinded or terminated, without regard to the satisfaction of any other conditions to the Offer or any termination event set forth in the Merger Agreement.

          (d) by the Company, by action of the Board, if (i) Parent or Purchaser shall have failed to comply with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Purchaser or Parent at or prior to such date of termination, which failure is material in the context of the transactions contemplated by the Merger Agreement and is not reasonably capable of being cured or has not been cured within ten (10) business days after the giving of written notice to Parent or Purchaser, or (ii) any representation or warranty of Parent or Purchaser in the Merger Agreement which is qualified as to materiality shall not be true and correct, or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, and in either event is not reasonably capable of being cured by Parent or Purchaser, or has not been cured as the case may be, within ten (10) business days of the notice, in each case as if such representation or warranty was made as of such time on or after January 19, 1998 (unless such representation speaks as of an earlier date, in which case it shall be deemed to have been made as of such earlier date);

          (e) by the Company, prior to the purchase by Purchaser of at least the Minimum Shares pursuant to the Offer, in order to permit the Company to enter into an agreement with respect to a Superior Proposal that the Board has determined is more favorable to the stockholders of the Company than the Offer and the Merger, provided that (i) the Company has complied with all provisions of the Merger Agreement with regard to such Superior Proposal, including the notice provisions and (ii) the Company makes simultaneous payment to Parent of the Termination Fee;

          (f) by Parent, at any time prior to the purchase of Shares pursuant to the Offer, if (i) the Board shall have withdrawn, modified, or changed its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to Purchaser, (ii) the Board shall have recommended to the stockholders of the Company any proposal relating to a Third Party Transaction, (iii) the Company shall have exercised a right with respect to a Third Party discussions with any Third Party concerning such a proposal relating to a Third Party Transaction for more than ten (10) business days after the date of receipt of such proposal or (iv) a proposal relating to a Third Party Transaction that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) and the Company will not have rejected such proposal within ten (10) business days of its receipt or, if sooner, the date its existence first becomes publicly disclosed. A right of termination will not arise solely as a result of the Company or the Board issuing to its stockholders a communication that contains only the statements permitted by Rule 14d-9e promulgated under the Exchange Act and within five
     (5) business days of issuing such communication the Company publicly reconfirms its approval and recommendation of the Offer;

          (g) by the Company, by action of the Board, if Purchaser shall have failed to commence the Offer on or before January 26, 1998; provided, that the Company may not so terminate the Merger Agreement if the Company is at such time in material breach of its obligations under the Merger Agreement;

          (h) by Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, final non-appealable injunction or other final non-appealable order which is in effect and has the effect of making the acquisition of Shares by Purchaser illegal or otherwise prohibiting consummation of the transactions contemplated by the Merger Agreement (provided, however, that this termination right does not modify Parent's obligation to take, or cause to be taken, all action, and to do or cause to be done, all things necessary or required by the FTC or the DOJ in connection with the expiration or termination of the waiting period under the HSR Act, or by any Governmental Authority, under the Antitrust Laws or in a suit by a private party under the Antitrust Laws as a result of the transaction contemplated by the Merger Agreement, except that either Parent or Purchaser may institute, prosecute or defend a suit or claim in good faith with respect to any suit, objection, requirement or other action by the FTC, the DOJ, any other Governmental Authority or any private party with respect to the transactions contemplated by the Merger Agreement);

          (i) by Parent, by action of its Board of Directors, if prior to the purchase of Shares pursuant to the Offer, (i) the Company shall have failed to comply with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company prior to the date of such termination, which failure singly or in the aggregate would have or is reasonably likely to have a material adverse effect on the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company and the Subsidiary taken as a whole and is not reasonably capable of being cured or has not been cured within ten (10) business days after the giving of written notice to the Company or (ii) (A) any of the representations and warranties made by the Company in the Merger Agreement and relating to capital stock, options or other rights to acquire Shares, authority relative to the Merger Agreement or the vote required to approve the Merger and the Merger Agreement shall not be true and correct in all material respects or (B) any other representations or warranties of the Company in the Merger Agreement shall not be true and correct which inaccuracy singly or in the aggregate would have or is reasonably likely to have a material adverse effect on the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company and the Subsidiary taken as a whole, in either case which is not reasonably capable of being cured by the Company or has not been cured, as the case may be, within ten (10) business days after the giving of written notice by Parent to the Company;

          (j) by Parent, prior to the purchase of Shares pursuant to the Offer, if, since January 19, 1998, there shall have been any material adverse change in the business, operations, properties

     (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company and the Subsidiary, taken as a whole, excluding any such change occurring at any time after the date of the Merger Agreement caused by (a) a general change in the economy (including any such change caused by a general change in the markets served by the Company and the Subsidiary) or (b) the institution or threat of any suit, arbitration, mediation, action, proceeding, complaint or grievance which challenges any of the transactions contemplated by the Merger Agreement or any action required in connection with the resolution of matters relating to the Antitrust Laws and excluding any such change occurring on or after April 20, 1998 (the 90th day following the execution of the Merger Agreement) caused by the voluntary termination of employment by employees of the Company or the Subsidiary or a closure of, or any labor disruption, slowdown or strike relating to, the Company's principal distribution center located in Great Falls, Montana; and

          (k) by the Company, beginning on April 20, 1998 (which is 90 days after the date of the Merger Agreement) and subject to Purchaser's rights described below, if, since January 19, 1998, there has been a material adverse change in the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company and the Subsidiary, taken as a whole. In order to exercise the foregoing right to terminate the Merger Agreement (the "Company MAC Right"), the Company must first deliver to Parent a certificate (the "MAC Certificate") executed by the Company's Chief Executive Officer or Chief Financial Officer describing in detail the conditions, events and occurrences causing or contributing to the material adverse change (the "Termination Conditions") and asserting the Company's intention to terminate the Merger Agreement. Parent is not required to respond to a MAC Certificate until the No MAC Deadline. As used in the Merger Agreement, the "No MAC Deadline" means the later of April 21, 1998 (the 91st day after the date of the Merger Agreement) or five (5) business days after Parent's receipt of the MAC Certificate. If Parent confirms in writing (a "No MAC Certificate") on or prior to the No MAC Deadline that it is electing not to have the Company terminate the Merger Agreement with respect to the Termination Conditions set forth in the MAC Certificate, the Company shall not be entitled to so terminate the Merger Agreement. If Parent exercises this right to prevent the Company's termination of the Merger Agreement, Parent will not thereafter be entitled, as a result of any of the conditions, events or occurrences described in such MAC Certificate, to assert that a material adverse change has occurred, or that the condition of the Offer relating to material adverse changes has not been satisfied, or to assert that a representation, warranty or covenant of the Company under the Merger Agreement has been breached unless the adverse impact on the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets or liabilities of the Company or the Subsidiary, taken as a whole, of such conditions, events or occurrences described in the MAC Certificate increases substantially after the date of such MAC Certificate. In determining whether the adverse impact of a condition, event or occurrence described in any MAC Certificate on the Company and the Subsidiary taken as a whole has increased substantially, the adverse impact resulting from the passage of time and from the impact of the condition, event or occurrence at up to the same level and in substantially the same manner as described in such MAC Certificate will not be taken into account. The Company may present a new MAC Certificate to Parent at any time (i) if a material adverse change has occurred as a result of a condition, event or occurrence not described in a prior MAC Certificate or (ii) if the adverse impact of any condition, event or occurrence described in the prior MAC Certificate has increased substantially after the date of the prior MAC Certificate. If the Company presents a new MAC Certificate the procedures and effect on Parent's rights described above shall apply with respect to the conditions, events or occurrences described in the new MAC Certificate. If the Company delivers a MAC Certificate to Parent and Parent does not deliver a No MAC Certificate to the Company on or prior to the No MAC Deadline, the Merger Agreement shall terminate on the day immediately following the No MAC Deadline.

     Subject to the terms and conditions of the Merger Agreement, in the event of termination and abandonment of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void, and no party thereto (or any of its directors or officers) will have any liability or further obligation to any other party thereto except with respect to the obligations regarding confidentiality, payment of expenses and fees, and payment by the Company of the Termination Fee (as defined below), if applicable, and except that termination of the Merger Agreement will not relieve any party from liability for any willful breach of the Merger Agreement prior to such termination or abandonment.

     Termination Fee. If (A) the Company terminates the Merger Agreement, prior to the purchase by Purchaser of at least the Minimum Shares pursuant to the Offer, in order to permit the Company to enter into an agreement with respect to a Superior Proposal, or (B) Parent, at any time prior to the purchase by Purchaser of Shares pursuant to the Offer, terminates the Merger Agreement on the basis that (i) the Board has withdrawn, modified, or changed its recommendation or approval of the Merger Agreement or the Offer in a manner adverse to Purchaser, (ii) the Board has recommended to the stockholders of the Company any proposal relating to a Third Party Transaction, (iii) the Company has exercised a right with respect to a Third Party Transaction and has, directly or through its representatives, continued discussions with any Third Party concerning such a proposal relating to a Third Party Transaction for more than ten (10) business days after the date of receipt of such proposal or (iv) a proposal relating to a Third Party Transaction is publicly communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range of potential prices) and the Company fails to reject such proposal within ten (10) business days of its receipt or, if sooner, the date its existence first becomes publicly communicated, then the Company is required to pay to Parent simultaneously with such termination, in the case of clause (A) of this sentence, and promptly, but in no event later than two (2) business days thereafter, in the case of clause
(B) of this sentence, a termination fee (the "Termination Fee") of 3% of (x) the product of $15.50 and the number of Shares outstanding on the date of termination, plus (y) an amount (which shall not in any event exceed $1 million) equal to the actual and reasonable documented out-of-pocket expenses incurred by Parent and Purchaser in connection with the Offer, the Merger and the Merger Agreement. The Termination Fee shall be payable by wire transfer to such account as Parent may designate in writing to the Company.

     Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, a Delaware court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be different from the price being paid in the Offer.

     In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     Tender Agreement.

     The following is a summary of certain provisions of the Tender Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender Agreement, a copy of which is filed with the Commission as Exhibit 2 to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Tender Agreement.

     Pursuant to the Tender Agreement, the Major Stockholder has agreed (i) to tender all Shares owned by it pursuant to the Offer no later than the fifth business day following the commencement of the Offer, or, if the Major Stockholder has not received this Offer to Purchase, the related Letter of Transmittal and the other tender offer documents distributed herewith and therewith by such time, within two (2) business days following the receipt of such documents, and (ii) not to withdraw any Shares so tendered (except in the event that the Stock Option (as defined below) is exercised).

     The Major Stockholder has also agreed in the Tender Agreement that, during the term thereof, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, the Major Stockholder will appear at the meeting or otherwise cause its Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Shares (i) in favor of the Merger, and (ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and any third party or any other proposal of a third party to acquire the Company. The Major Stockholder has also granted to Parent an irrevocable proxy to vote its Shares in connection with any meeting of the Company's stockholders, in the manner provided in clauses (i) and (ii) in the immediately preceding sentence.

     The Major Stockholder has further agreed in the Tender Agreement that, during the term thereof, it will not (i) except pursuant to the Offer or the Stock Option, offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any lien any of its Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of its Shares or any interest therein; (iii) except for the proxy granted to Parent, grant any proxy, power-of-attorney or other authorization or consent with respect to its Shares; (iv) deposit any of its Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares; or (v) take any other action with respect to its Shares that would, in any way, restrict, limit or interfere with the performance of its obligations under the Tender Agreement.

     In the Tender Agreement, the Major Stockholder has granted to Parent an irrevocable option (the "Stock Option") to purchase its Shares at a purchase price of $15.50 per Share. The Stock Option is exercisable, in whole only, if, on or after January 19, 1998, any third party (i) commences or announces an intention to commence a bona fide tender offer or exchange offer, the consummation of which would result in such third party beneficially owning 50% or more of the then outstanding voting equity of the Company; (ii) acquires beneficial ownership of Shares that, when aggregated with any Shares already owned by such third party, would result in such third party beneficially owning 25% or more of the outstanding voting equity of the Company; provided that the foregoing shall not apply to any third party that beneficially owns more than 25% of the outstanding voting equity of the Company as of January 19, 1998 and that does not thereafter increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company; (iii) acquires assets constituting 25% or more of the total assets or earning power of the Company taken as a whole; or (iv) enters into an agreement with the Company that contemplates the acquisition of (x) assets constituting 25% or more of the total assets or earning power of the Company taken as a whole or (y) beneficial ownership of 25% or more of the outstanding voting equity of the Company. The Stock Option is also exercisable, in whole only, on or after January 19, 1998, if (i) the Board withdraws, modifies or changes its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to Purchaser or recommends to the stockholders of the Company any proposal relating to a Third Party Transaction; (ii) the Company, directly or through its representatives, continues discussions with any third party concerning a Third Party Transaction for more than ten (10) business days after the date of receipt of such third party's proposal relating thereto; or (iii) the Company fails to reject a publicly communicated proposal relating to a Third Party Transaction and the possible price or prices to be paid pursuant thereto within ten (10) days of the earlier of the receipt or the first public disclosure of such proposal.

     Pursuant to the Tender Agreement, the Major Stockholder has agreed not to, and to use its best efforts to ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal that constitutes or is reasonably likely to lead to a Third Party Transaction; (ii) enter into any agreement with respect to any Third Party Transaction; or (iii) in the event of an unsolicited written proposal in respect of a Third Party Transaction, engage in any negotiations or discussions with, or provide information or data to, any person (other than Parent, Purchaser, any of their affiliates or representatives and except for information that has been previously publicly disseminated by the Company) relating to any Third Party Transaction.

     The Tender Agreement, and all rights and obligations of the parties thereunder, terminates upon the earliest of (i) the date the Merger Agreement is terminated in accordance with its terms or the date the Offer is terminated by Parent or Purchaser as a result of any failure of a condition to the Offer; provided, however, that the provisions of the Tender Agreement providing for the Stock Option shall, under certain circumstances, not terminate until at least sixty (60) days thereafter; (ii) the purchase of all of the Major Stockholder's Shares pursuant to the Offer or pursuant to the Stock Option; or (iii) July 19, 1998 (which date may be extended, under certain circumstances, to the date of termination of the Merger Agreement).

     Confidentiality Agreement.

     The following is a summary of certain provisions of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the Commission as Exhibit 7 to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed, subject to certain exceptions, to keep confidential all nonpublic, confidential or proprietary information concerning the Company which is furnished to Parent by or on behalf of the Company (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent and not in any way detrimental to the Company.

     Parent has also agreed in the Confidentiality Agreement that for a period of two years from the date thereof, unless and until it receives the prior written invitation or approval of a majority of the Board, neither it nor any of its affiliates will, among other things, directly or indirectly, alone or with others (a) negotiate with or provide any information to any party with respect to, or make any statement or proposal to the Board, to any of its agents or to any stockholder of the Company with respect to, or make any public announcement or proposal or offer whatsoever (including, but not limited to any "solicitation" of "proxies" as such terms are defined or used in Regulation 14A of the Exchange Act) with respect to, or otherwise solicit, seek or offer to effect (i) any form of business combination or transaction involving the Company or any affiliate thereof, including, without limitation, a merger, tender or exchange offer or liquidation of the Company's assets, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company or any affiliate thereof, (iii) any purchase of any securities or assets, or rights to acquire any securities or assets, of the Company, (iv) any proposal to seek representation on the Board or otherwise to seek to control or influence the Board or the management or policies of the Company, (v) any request or proposal to waive, terminate or amend the provisions of the Confidentiality Agreement, or
(vi) any proposal or other statement inconsistent with the terms of the Confidentiality Agreement, (b) instigate, encourage or assist any third party to do any of the foregoing, or (c) become a beneficial owner of any securities of the Company (other than through purchases by persons affiliated with Parent for investment in open market transactions not to exceed 1.0% of the Shares).

     Parent has further agreed in the Confidentiality Agreement that, for a period of two years from the date of the Confidentiality Agreement, unless Parent receives the prior written consent of the Company, Parent will not, directly or indirectly, solicit any management employee of the Company for employment and will not initiate, participate in or contribute to any interference with the Company's employment relationship with any such person; provided, however, that nothing in the Confidentiality Agreement shall (i) restrict or preclude Parent's right to make generalized searches for employees by use of advertisements in the media (including without limitation trade media) or by engaging search firms which are not targeted or focused on employees of the Company or (ii) prohibit Parent from the hiring of any employee of the Company who initially contacts Parent without prior contact by Parent or anyone acting on Parent's behalf.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Board Action. At a telephonic meeting held on January 12, 1998, the Board reviewed the status of acquisition discussions with Parent and particularly considered antitrust matters and agreements and certain closing conditions to the Offer and the Merger. At a meeting held on January 19, 1998, the Board reviewed the Offer, the Merger, the Merger Agreement and the Tender Agreement, and other matters pertaining to the Offer and the Merger. At this meeting, the Board also received presentations from Morgan Stanley & Co. Incorporated ("Morgan Stanley") and from the Company's legal counsel. At such meeting, Morgan Stanley delivered its fairness opinion to the Board, dated as of January 19, 1998 (the "Fairness Opinion"), that, as of the date of such opinion, the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair to such stockholders from a financial point of view. A copy of the Fairness Opinion is attached to the Schedule 14D-9 as Annex 1 and is incorporated herein by reference. The Fairness Opinion is described in more detail below. At the conclusion of the meeting, the Board, by the unanimous vote of its directors, determined that the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company's stockholders and unanimously approved the Tender Agreement. The Board also unanimously recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background.

     Background of the Offer. On November 13, 1997, Gary G. Michael, Chairman of the Board of Directors and Chief Executive Officer of Parent, and Thomas C. Young, a director of the Company, had a preliminary discussion regarding the possibility of Parent acquiring the Company. Mr. Young responded to Mr. Michael that he would discuss the possibility with the Company and Freeman Spogli & Co., an affiliate of the Major Stockholder ("FS&Co.").

     On or about November 17, 1998, Mr. Michael spoke via telephone with Ronald
P. Spogli, a partner in FS&Co. and a director of the Company. Mr. Spogli indicated during such telephone call that the Company and FS&Co. would be willing to meet with representatives of Parent to discuss Parent's interest in acquiring the Company.

     On November 24, 1997, Mr. Michael and Michael F. Reuling, Executive Vice President, Store Development of Parent, met with Mr. Young, Mr. Spogli, Bradford
M. Freeman, a partner in FS&Co., and J. Frederick Simmons, also a partner in FS&Co. and a director of the Company, and continued preliminary discussions concerning the potential acquisition of the Company by Parent.

     On December 19, 1997, Mr. Michael and Mr. Reuling spoke to Mr. Simmons by telephone concerning a structure for the proposed acquisition and, in addition, a schedule for conducting due diligence and negotiating a definitive agreement in respect of the acquisition. At that time, Mr. Michael and Mr. Reuling also requested that Parent be provided with information concerning the Company's sales and expenses, as well as summaries of leases to which the Company was a party.

     On December 22, 1997, Parent and the Company entered into a Confidentiality Agreement pursuant to which Parent agreed, among other things, to treat as confidential certain information provided to it by or on behalf of the Company. See Item 3(b)(2) "-- Confidentiality Agreement". Following the execution of the Confidentiality Agreement, the Company made available to Parent certain information concerning the Company in order to enable Parent to evaluate further its interest in the Company.

     From December 22, 1997 through January 7, 1998, the parties held a number of discussions by telephone relating to the structure of the proposed acquisition and the information concerning the Company which had been delivered to Parent. The parties also discussed a framework for further due diligence review of the Company by Parent. Representatives of Parent also discussed with representatives of FS&Co. Parent's requirement that the Major Stockholder grant to Parent an option to purchase Shares held by the Major Stockholder, or enter into such other agreement as Parent would require with respect to the Major Stockholder's Shares. Representatives of Parent and FS&Co. agreed to continue discussions on this requirement.

     On December 30, 1997, Parent delivered a due diligence request to Mr. Simmons.

     On December 30 and 31, 1997, Mr. Reuling and Mr. Simmons spoke by telephone regarding the scope of the information the Company would make available to Parent for purposes of its due diligence review of the Company.

     On January 6, 1998, Parent forwarded to Mr. Simmons a revised due diligence request reflecting the conversations held by Mr. Reuling and Mr. Simmons on December 30 and 31, 1997.

     On January 8 and 9, 1998, Mr. Reuling, Mr. Richard J. Navarro, Group Vice President and Controller of Parent and Mr. Paul G. Rowan, Vice President, Business Law of Parent, along with Parent's legal advisors, met with Mr. Simmons and Mr. William M. Wardlaw, a partner in FS&Co. and a director of the Company, along with FS&Co.'s and the Company's legal advisors, to negotiate the terms of the proposed acquisition. The meeting was also attended by Joseph H. Fernandez, Chairman of the Board, President and Chief Executive Officer of the Company, and Wayne S. Peterson, Senior Vice President, Chief Financial Officer and Secretary of the Company.

     On January 9, 1998, Parent convened a meeting of its Board of Directors at which Parent's Board unanimously authorized certain officers of Parent to proceed on behalf of Parent with negotiations related to the proposed acquisition and, if terms satisfactory to such officers could be reached, to enter into a definitive agreement or agreements on behalf of the Parent in respect of such acquisition. On January 12, 1998, the Board met and reviewed the status of negotiations with Parent and particularly considered antitrust matters and certain closing conditions.

     On January 12, 1998, Mr. Michael and Mr. Reuling spoke with Mr. Spogli and Mr. Simmons by telephone concerning various issues related to the proposed acquisition that had been raised during the parties' meetings on January 8 and 9, 1998. Such issues included employee transition issues, antitrust matters, closing conditions and a schedule for continued negotiations in respect of the proposed acquisition.

     Beginning on January 14, 1998, and continuing through the evening of January 19, 1998, representatives of Parent, the Company and the Major Stockholder, together with their respective legal advisors, met to continue negotiations of the terms of the proposed acquisition. On January 14, 1998, the parties determined conclusively to structure the acquisition as a tender offer for all of the Shares followed by a merger of Purchaser with and into the Company, provided that the Major Stockholder would agree to tender its Shares in the Offer and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger. During this period, representatives of Parent conducted further due diligence of the Company.

     Thereafter at its January 19, 1998 meeting, the Board determined that the terms of the Offer and the Merger were fair to, and in the best interests of, the stockholders of the Company and resolved unanimously to approve the Merger Agreement, the Offer and the Merger and to recommend that the Company's stockholders approve and adopt the Merger Agreement and tender their Shares pursuant to the Offer. The Board also approved the Tender Agreement. Additionally, on January 19, 1998, Morgan Stanley delivered to the Board the Fairness Opinion to the effect that on such date, based on the assumptions, procedures and matters referred to therein, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. See "-- Financial Advisor; Fairness Opinion".

     On the evening of January 19, 1998, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and Parent, Purchaser and the Major Stockholder executed and delivered the Tender Agreement.

     On the morning of January 20, 1998, Parent issued the following press release:

          Jan. 20, 1998 -- Albertson's, Inc. (NYSE:ABS) announced today that it has entered into a definitive agreement whereby Albertson's will acquire Buttrey Food and Drug Stores Company (NASDAQ: BTRY) for $15.50 per share. Buttrey is headquartered in Great Falls, Montana and is a leading supermarket and pharmacy retailer operating 43 stores in Montana, North Dakota and Wyoming.

          The agreement calls for a wholly-owned subsidiary of Albertson's to commence a cash tender offer at $15.50 per share no later than Monday, January 26, 1998, for all Buttrey outstanding shares. The offer will be subject to regulatory approval and certain conditions, including the tender of a majority of the Buttrey shares. Financing is not a condition. Following the consummation of the offer, Albertson's subsidiary will be merged with Buttrey and any remaining shares will be converted into the right to receive $15.50 per share in cash. The transaction was unanimously approved by the board of directors of Buttrey.

          As a part of this transaction, the Buttrey shareholder owning a majority of the outstanding Buttrey stock has agreed to tender promptly all its Buttrey shares and has granted Albertson's an option to purchase all its Buttrey shares under certain circumstances.

          "This announcement marks our second acquisition in as many weeks and is another important step in our acquisition strategy. We will continue to pursue opportunities that allow us to strengthen our market presence in existing markets or efficiently enter new markets," said Mr. Gary Michael, Chairman and Chief Executive Officer of Albertson's.

          "This transaction will yield both strategic and financial benefits as well as continue our program to accelerate top-line growth, increase profitability and enhance shareholder value. We are joining together two companies with complementary strengths and a shared commitment to providing customers with high-quality products at a good value with top-notch service.

          "We will be obtaining an outstanding retailer with quality stores in excellent locations. From a strategic standpoint, this transaction will strengthen our market presence in Montana, North Dakota and Wyoming, especially in many of the smaller towns where Albertson's does not currently operate.

          "From a financial standpoint, we expect to realize synergies in our combined purchasing power, distribution efficiencies and merchandising and systems opportunities. These synergies will enable us to build from the solid sales and earnings base that Buttrey has created.

          "We look forward to welcoming the well-trained, motivated and loyal employees of Buttrey. Their commitment to customer service is a great fit with the Albertson's employees who deliver the same outstanding service to over 700 million customers a year," Mr. Michael concluded.

          Albertson's, Inc. is one of the largest retail food-drug chains in the United States. The Boise, Idaho based company currently operates 866 retail stores in 20 Western, Midwestern and Southern states.

          The tender offer would be made only pursuant to an offer to purchase and related documents to be filed with the Securities and Exchange Commission.

          Forward-looking statements in this news release, if any, are not updated to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information. Assumptions and other information that could cause actual results to differ from those set forth in the forward-looking information can be found in the Company's Form 10-Q.

          On the morning of January 20, 1998, the Company issued the following press release:

          Great Falls, Montana, Jan. 20, 1998 -- Buttrey Food and Drug Stores Company (NASDAQ: BTRY) today announced that it has entered into a definitive agreement with Albertson's, Inc. (NYSE:ABS) providing for the acquisition of Buttrey by Albertson's for $15.50 per share.

          Under the terms of the agreement, Albertson's will begin a cash tender offer on or before January 26, 1998 for all of Buttrey's approximately 8,645,000 outstanding common shares. Buttrey's Board of Directors unanimously approved the agreement and recommended that Buttrey stockholders tender their shares pursuant to the offer. After successful completion of the tender offer, remaining shares of Buttrey will be acquired at the tender offer price through a merger. Buttrey's Board of Directors has received the opinion of Morgan Stanley & Co., Incorporated that the consideration payable in the tender offer and merger is fair, from a financial point of view, to Buttrey stockholders.

          In connection with the acquisition agreement, an affiliate of Freeman Spogli & Co. Incorporated, Buttrey's largest stockholder, has agreed to tender its 4,389,879 shares of common stock, which represent 50.8% of Buttrey's current outstanding stock, and has also granted Albertson's an option on such shares at $15.50 per share of common stock, which can be exercised under certain circumstances. The definitive agreement provides for payment to Albertson's under certain circumstances of a termination fee and reimbursement of expenses if Buttrey's Board of Directors, in the exercise of its fiduciary responsibilities, terminates the definitive agreement or withdraws or modifies its recommendation that Buttrey stockholders tender their shares pursuant to the offer.

          The consummation of the offer is subject to certain customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and antitrust approval. Financing is not a condition to completion of the transaction.

          "I am very proud of the efforts of our associates throughout Buttrey," said Joseph H. Fernandez, chairman, president and chief executive officer of Buttrey. "Through their dedication and commitment to our customers, our associates have made Buttrey an attractive acquisition opportunity for Albertson's, one of the most successful food retailers in the world. Buttrey's outstanding associates share a commitment to quality products, superior service and great prices that fits well with the strengths of Albertson's. Additionally, Buttrey's network of quality stores in excellent locations compliments Albertson's impressive network in our trade areas, and offers Albertson's an opportunity to bring their programs to many new customers."

          Representatives of Buttrey and Albertson's have scheduled meetings with Buttrey employees beginning on Tuesday, January 20, 1998 throughout Montana and Wyoming to discuss the effects of the transaction and to begin the process of transition to new ownership.

          Buttrey Food and Drug Stores Company is a leading supermarket and pharmacy retailer with 43 stores operating in Montana, North Dakota and Wyoming, and two stores under construction. Thirty-five of the 45 stores have pharmacies and the Company also runs the only mail-order pharmacy business in the region. Buttrey operates distribution centers in Great Falls, Montana, and in Salt Lake City, Utah, which provide its stores with groceries and fresh products. The Company employs over 3,000 associates in its various locations.

     On January 26, 1998, Parent and Purchaser commenced the Offer and issued the following press release:

          Jan. 26, 1998 -- Albertson's, Inc. (NYSE:ABS) announced today that Locomotive Acquisition Corp., a wholly owned subsidiary, has commenced its tender offer to purchase all outstanding shares of Buttrey Food and Drug Stores Company (NASDAQ:BTRY) for $15.50 net per share. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Monday, February 23, 1998, unless the offer is extended by Albertson's, Inc.

          The offer is being made in accordance with the previously announced merger agreement among Albertson's, Inc., Locomotive Acquisition Corp. and Buttrey Food and Drug Stores Company. The offer is subject to regulatory approval and certain conditions, including the tender of a majority of the outstanding Buttrey shares.

          The offer is being made pursuant to a Tender Offer Statement on
     Schedule 14D-1 to be filed today by Albertson's, Inc. with the Securities and Exchange Commission and mailed to Buttrey shareholders. Copies of the tender offer materials may be obtained from the Information Agent, Georgeson & Company Inc., at 212-440-9800 or 800-223-2064.

          Albertson's, Inc. is one of the largest retail food-drug chains in the United States. The Boise, Idaho based company currently operates 869 retail stores in 20 Western, Midwestern and Southern states.

     Review of the Offer. In arriving at its decision to approve the transactions contemplated by the Merger Agreement and to recommend acceptance of the Offer, the Board considered, among other things, (i) the terms and conditions of the Offer and the Merger Agreement, including the amount and form of the consideration being offered to the Company's stockholders; (ii) the fact that the $15.50 per share price in the Merger Agreement represents a premium of approximately 44% over the closing sale price of $10.75 per share as reported on the Nasdaq National Market System on January 16, 1998, the last trading date prior to authorization and approval of the Merger Agreement by the Board; (iii) the Board's knowledge of the business, operations, prospects, properties, assets and historical and projected earnings of the Company, including consideration of competitive factors and growth prospects in the Company's core markets and resource limitations on the Company's ability to expand into markets or through acquisitions; (iv) contacts with and circumstances pertaining to possible alternative buyers in the supermarket industry, including the Board's view, based in part on the advice of Morgan Stanley, that financial buyers would be unable to pay a significant premium over the Company's recent stock price; (v) prices, premiums and multiples of earnings and cash flow paid in recent acquisitions of similar companies; (vi) the recent and historical market prices and trading volume of the Shares; (vii) the degree of certainty that the transaction will close, including certain provisions in the Merger Agreement which, in light of the extended period of time which may be necessary to address antitrust regulatory matters, increase the likelihood that the Offer will close and provide necessary operational flexibility to the Company prior to closing; and (viii) the presentation of Morgan Stanley, including the receipt at the meeting of the Board held on January 19, 1998, of the Fairness Opinion to the effect that, as of such date, and on the basis of the various factors described to the Board at the January 19, 1998 meeting, the $15.50 in cash per share to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such stockholders. In its presentation, Morgan Stanley reviewed and analyzed, among other things, (a) certain publicly available financial statements and other information concerning the Company; (b) internal financial statements and other financial and operating data concerning the Company prepared by management of the Company; (c) certain financial projections prepared by the management of the Company; (d) discussions with senior management concerning the past and current operations and financial condition and prospects of the Company; (e) reported price and trading activity for the Shares; (f) comparisons of certain financial performance and stock price and trading information of the Company with similar information for certain other comparable publicly traded companies and their securities; (g) the terms of recent comparable business combinations in comparison with the terms of the proposed transaction; and (h) the Merger Agreement and certain documents related to the Offer and the Merger, including the Tender Agreement.

     Additionally, the Board considered Parent's requirement that the Tender Agreement be entered into by the Major Stockholder as a condition of offering a price of $15.50 per Share, the right of the Major Stockholder to enter into the Tender Agreement, the background and circumstances pertaining to the Major Stockholder's execution of the Tender Agreement, that under existing law the Major Stockholder could have sold its Shares to Parent without the requirement of any transaction for all outstanding shares and the requirement that the Board approve the Tender Agreement in connection with the Offer and the Merger. The Board considered and evaluated the impact of the Tender Agreement on offers or proposals for a Third Party Transaction and reviewed the circumstances under which Parent would be able to acquire ownership of a majority of the Shares upon exercise of the option contained in the Tender Agreement. The Board also reviewed the voting provisions of the Tender Agreement, and received advice and analysis from legal counsel and its financial advisor, Morgan Stanley with respect to the impact of the Tender Agreement on alternative proposals to acquire the Company. The Board also considered its ability to provide information to other interested parties and its right, in the exercise of its fiduciary duties, to review other unsolicited acquisition proposals and to terminate the Merger Agreement and accept such proposals if the Board determined that any such proposal was financially superior to the Offer, but evaluated such right in the context of the Tender Agreement. The Board also considered and evaluated the possible impact of the Termination Fee on such proposals and received advice and analysis from legal counsel with respect to the Termination Fee.

     In light of all of the factors set forth above, the Board approved the Offer, the Merger, the Merger Agreement and the Tender Agreement and the transactions set forth thereby and determined to recommend that stockholders of the Company tender their Shares pursuant to the Offer. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not assign relative weights to the specific factors considered in reaching its decision. Rather, the Board based its decision on the totality of the information presented to and considered by the Board.

  Financial Advisor; Fairness Opinion

     Morgan Stanley was retained by the Company to act as its financial advisor in connection with the Offer, the Merger and related matters based upon Morgan Stanley's experience and expertise. At the January 19, 1998 meeting of the Board, Morgan Stanley delivered to the Board an oral opinion, which it confirmed in writing, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION, DATED AS OF JANUARY 19, 1998, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS STATEMENT AS ANNEX 1 AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES FROM A FINANCIAL POINT OF VIEW AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AGREEMENT NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Morgan Stanley, among other things, (i) reviewed certain publicly available financial statements and other information of the Company; (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iii) analyzed certain financial projections prepared by the management of the Company; (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company; (v) reviewed the reported prices and trading activity for the Shares; (vi) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (viii) reviewed the Merger Agreement and certain documents related to the Offer and the Merger including the Tender Agreement; and (ix) performed such other analyses and considered such other factors as it deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. Morgan Stanley did not make an independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley also assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Morgan Stanley's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion.

     The Board retained Morgan Stanley based upon Morgan Stanley's experience and expertise. Morgan Stanley is an internationally recognized investment banking and financial advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the ordinary course of its trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in securities or senior loans of the Company or Parent. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to the Company and FS&Co. and have received fees for the rendering of these services.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     By letter dated as of January 8, 1998 (the "Engagement Letter"), the Company engaged Morgan Stanley to provide the Company with financial advice and assistance with respect to the possible sale of the Company. Pursuant to the Engagement Letter, the Company will pay Morgan

Stanley a fee of $1,000,000 in the event that the Company is acquired pursuant to the Offer or other negotiated purchase during the term of the Engagement Letter or within one year of termination of the Engagement Letter. The Company has also agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Morgan Stanley and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under federal securities laws, to which it may be subjected arising out of or related to its engagement as financial advisor.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except pursuant to the Stock Option Plans, the Buttrey Company Retirement Estates Plan and for the transactions contemplated by the Offer, the Merger, the Merger Agreement and the Tender Agreement, no transactions in the Shares have been effected during the past sixty (60) days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. In connection with the Offer and the Merger, the Board intends to accelerate the vesting of certain outstanding Options granted to Mr. Fernandez under the 1990 Option Plan and to certain directors under the 1996 Option Plan. In addition, Options outstanding under the 1993 Option Plan and under the 1995 Option Plan will, by their terms, vest fully upon consummation of the Offer. See Item 3(b)(1) for a discussion of certain option payment arrangements to be entered into by the Company.

     (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates presently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3(b) and 4(b) above, no negotiation is being undertaken or is underway by the Company in response to the Offer, the Merger, the Merger Agreement or the Tender Agreement that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries,
(iii) a tender offer for or acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3(b), 4(a) and 4(b) above, no transaction, board resolution, agreement in principle, or signed contract is being undertaken or is underway by the Company in response to the Offer, the Merger, the Merger Agreement or the Tender Agreement that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or its subsidiaries, (iii) a tender offer for or acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) Section 203 of the DGCL. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company, from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; (b) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203, provided that, in addition to any other vote required by law, such amendment of the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote, which amendment would not be effective until 12 months after the adoption of such amendment and would not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption; (c) the corporation does not have a class of voting stock that is (1) listed on a national securities exchange, (2) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (3) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person became an Interested Stockholder; or (d) a stockholder become an Interested Stockholder "inadvertently" and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. Under Section 203, the restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification or one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

     Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (d) any receipt of the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     The foregoing description of Section 203 of the DGCL is not necessarily complete and is qualified in its entirety by reference to the DGCL.

     The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement or the Tender Agreement, since the Merger Agreement, the Tender Agreement and the transactions contemplated thereby have been approved by the Board.

     (b) Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
  NO.                                          DESCRIPTION
-------   -------------------------------------------------------------------------------------
   1.     Agreement and Plan of Merger, dated as of January 19, 1998, by and among the Company,
          Purchaser and Parent.*
   2.     Tender and Option Agreement, dated as of January 19, 1998, by and among Purchaser,
          Parent, the Company and the Major Stockholder.*
   3.     Pages 2 through 16 of the Company's Proxy Statement, dated as of May 2, 1997.*
   4.     Press release issued by the Company on January 20, 1998.*
   5.     Fairness Opinion of Morgan Stanley, dated as of January 19, 1998.
   6.     Letter to Stockholders, dated as of January 26, 1998, from Joseph H. Fernandez,
          Chairman of the Board, President and Chief Executive Officer of the Company.
   7.     Confidentiality Agreement, dated as of December 22, 1997, between FS&Co., on behalf of the Company, and Parent.*

---------------

* Not included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: January 26, 1998                   BUTTREY FOOD AND DRUG STORES
                                          COMPANY

                                          By:   /s/ Wayne S. Peterson

                                          --------------------------------------
                                          Name: Wayne S. Peterson
                                          Title: Senior Vice-President, Chief
                                          Financial Officer, and Secretary

                                                                      SCHEDULE I

                      BUTTREY FOOD AND DRUG STORES COMPANY
                              601 6TH STREET, S.W.
                           GREAT FALLS, MONTANA 59404

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about January 26, 1998, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about January 23, 1998. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9 and the Merger Agreement. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board. As further set forth below, the Merger Agreement requires the Company to take all actions necessary to cause Parent's Designees (as defined below) to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 26, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on February 23, 1998, unless the Offer is extended. Purchaser is obligated to extend the Offer under the circumstances described in Item 3(b)(1) of the
Schedule 14D-9 and as provided in the Merger Agreement.

     The information contained in this Information Statement concerning Parent's Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The common stock of the Company ("Common Stock") is the only class of voting securities of the Company outstanding. Each Share of Common Stock has one vote. As of January 19, 1998, there were 8,644,631 shares of Common Stock outstanding. The Board currently consists of ten members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS

     Pursuant to the Merger Agreement, following the purchase by Purchaser of the Minimum Shares pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate up to such number of directors ("Parent's Designees"), rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage, expressed as a decimal, that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time and promptly take all actions necessary to cause Parent's Designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Company shall cause persons designated by Parent to constitute the same percentage as persons designated by Parent shall constitute of the Board to be appointed to (i) each committee of the Board, (ii) the board of directors of Buttrey Food and Drug Company, a Delaware Corporation and a wholly owned subsidiary of the Company (the "Subsidiary") and (iii) each committee of each board, in each case only to the extent permitted by applicable law. Notwithstanding anything in this paragraph to the contrary, until the earlier of the time Parent acquires a majority of the then outstanding Shares and the Effective Time, the Company shall use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of each subsidiary of the Company as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such boards and committees.

     Parent has informed the Company that each of Parent's Designees has consented to act as a director. It is expected that Parent's Designees may assume office as described above and that, upon assuming office, Parent's Designees will thereafter constitute at least a majority of the Board of the Company.

     Biographical information concerning each of the Parent's Designees and the directors and executive officers of the Company is presented below.

PARENT'S DESIGNEES

     Parent will choose the Parent's Designees from among the directors and officers of Parent and Purchaser listed in Schedule I of the Schedule 14D-1, a copy of which is being mailed to stockholders of the Company together with this
Schedule 14D-9. Certain biographical information concerning such individuals is as follows:

                                             PRESENT PRINCIPLE OCCUPATION OR
          NAME                         EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------  -------------------------------------------------------------------
Kathryn Albertson........  Director of Parent. Vice President and a director of the J.A. and
                           Kathryn Albertson Foundation, Inc., President and a director of
                           Alscott, Inc., from 1993 to 1997. Grandmother of J.B. Scott.
A. Gary Ames.............  Director of Parent. President and Chief Executive Officer, U S WEST
                           International, a telecommunications company and a wholly-owned sub-
                           sidiary of U S WEST, Inc. since July 1995. President and Chief
                           Executive Officer, U S West Communications from 1990 to 1995. Mr.
                           Ames is a director of Fixtech, Tektronix, Inc. and Telewest.
Cecil D. Andrus..........  Director of Parent. Chairman of the Andrus Center for Public
                           Policy, a public policy forum located at Boise State University dealing in natural resource issues, since January 1995 and of counsel to the Gallatin Group, a consulting firm, since February
                           1995. Elected Governor of the State of Idaho in 1987 and served until January 1995. Mr. Andrus serves as a director of Coeur
                           d'Alene Mines Corp., KeyCorp. and the J.A. and Kathryn Albertson
                           Foundation, Inc.
John B. Carley...........  Director of Parent. Chairman of the Executive Committee of the
                           Board of Directors since February 1996 and formerly President and
                           Chief Operating Officer of Parent. Mr. Carley is a director of
                           Boise Cascade Office Products Corporation, Idaho Power Company and
                           AgriBeef Co.
Paul I. Corddry..........  Director of Parent. Served as Senior Vice President, Europe, of
                           H.J. Heinz Company, a worldwide provider of processed food products and services until his retirement in 1992. Mr. Corddry has been
                           Chairman and a director of Bzircus Entertainment Corporation since
                           1994 and is a director of Ameristar Casinos, Inc.
John B. Fery.............  Director of Parent. Served as Chairman of the Board of Boise
                           Cascade Corporation, a timber and paper products company until his retirement in 1995 and as Chief Executive Officer from 1972 to
                           1994. Mr. Fery is a director of Hewlett-Packard Company, The Boeing
                           Company and U.S. Bancorp.

                                             PRESENT PRINCIPLE OCCUPATION OR
          NAME                         EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------  -------------------------------------------------------------------
Clark A. Johnson.........  Director of Parent. Chairman of the Board, Chief Executive Officer
                           and a director of Pier 1 Imports, Inc., a retailer of imported goods. Mr. Johnson is also a director of Pier 1 Imports, Inc.,
                           Heritage Media Corporation, InterTan, Inc. and Metromedia
                           International Group.
Charles D. Lein..........  Director of Parent. President and Chief Operating Officer of
                           Stuller Settings, Inc., a jewelry manufacturing company since
                           January 1994. Formerly Chairman of the Board, President and Chief
                           Executive Officer of Black Hills Jewelry Manufacturing Co. from
                           1982 to 1993. Mr. Lein is a director of Stuller Settings, Inc. and
                           First National Bank of Lafayette.
Warren E. McCain.........  Director of Parent. Served as Chairman of the Executive Committee
                           of the Board of Directors of Parent until his retirement in
                           February 1996 and as Chairman of the Board and Chief Executive
                           Officer of Parent from 1976 to 1991. Mr. McCain is a director of
                           Pope and Talbot.
Beatriz Rivera...........  Director of Parent. Member of the Public Utilities Commission of
                           the State of New Mexico since 1995. Formerly owner of Infiniti of
                           Albuquerque, an automobile dealership, from 1990 to 1995.
J.B. Scott...............  Director of Parent. Chairman of the Board and a director of
                           Alscott, Inc. Grandson of Kathryn Albertson. Mr. Scott is President
                           and a director of the J.A. and Kathryn Albertson Foundation, Inc.
Thomas L. Stevens, Jr....  Director of Parent. Served as President, Los Angeles
                           Trade-Technical College (LATTC) until his retirement in 1996. Mr.
                           Stevens was a member of the Board of Directors of the Federal
                           Reserve Bank of San Francisco, Los Angeles Branch, until his retirement from LATTC.
Will M. Storey...........  Director of Parent. Served as Executive Vice President and Chief
                           Financial Officer, American President Companies, a provider of container transportation services until his retirement in 1995. Mr.
                           Storey is a director of Eagle-Pitcher Industries, Inc. and T.I.S.
                           Mortgage Investment Company.
Steven D. Symms..........  Director of Parent. President of Symms, Lehn & Associates, Inc., a
                           consulting firm since January 1993. Elected United States Senator from the State of Idaho in 1980 and served until January 1993. Vice
                           President and Secretary of Boise Air Service, Inc. since 1983. Mr.
                           Symms is a director of Symms, Lehn & Associates, Inc., Boise Air
                           Service, Inc. and Symms Fruit Ranch, Inc.
Gary G. Michael..........  Chairman of the Board and Chief Executive Officer of Parent since
                           1991. Mr. Michael is Chairman of the Board of Directors of the
                           Federal Reserve Bank of San Francisco and a director of Boise
                           Cascade Corporation and Questar Corporation.
Richard L. King..........  President and Chief Operating Officer of Parent since February
                           1996. Previously served as Senior Vice President and Regional
                           Manager of Parent from November 1994; Group Vice President,
                           Merchandising of Parent from January 1994; and Vice President,
                           Rocky Mountain Division of Parent from 1992.
Carl W. Pennington.......  Executive Vice President, Corporate Merchandising of Parent since
                           February 1996. Previously served as Senior Vice President,
                           Corporate Merchandising of Parent from 1994 and Senior Vice
                           President and Regional Manager of Parent from 1988.
Michael F. Reuling.......  Executive Vice President, Store Development of Parent since 1986.
Thomas R. Saldin.........  Executive Vice President, Administration and General Counsel of
                           Parent since 1991.
Ronald D. Walk...........  Executive Vice President, Retail Operations of Parent since
                           February 1996. Previously served as Senior Vice President and
                           Regional Manager of Parent from 1984.
Thomas E. Brother........  Senior Vice President, Distribution of Parent since 1991.

                                             PRESENT PRINCIPLE OCCUPATION OR
          NAME                         EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------  -------------------------------------------------------------------
William H. Emmons........  Senior Vice President and Regional Manager of Parent since Febru-
                           ary 1996. Previously served as Vice President, North Texas Division of Parent from 1993 and Vice President, Texas Division of Parent from 1988.
Dennis C. Lucas..........  Senior Vice President and Regional Manager of Parent since February
                           1996. Previously served as Vice President, Oregon Division of
                           Parent from 1995 and Vice President, Midwest Division of Parent from 1993 and Division Manager, Midwest Division of Parent from
                           1992.
A. Craig Olson...........  Senior Vice President, Finance and Chief Financial Officer of
                           Parent since 1991.
David G. Simonson........  Senior Vice President and Regional Manager of Parent from February
                           1996. Previously served as Vice President, Southern California
                           Division of Parent from 1991.
Patrick S. Steele........  Senior Vice President, Information Systems and Technology of Parent
                           since 1993 and Group Vice President, Management Information Systems
                           of Parent from 1990.
Steven D. Young..........  Senior Vice President, Human Resources of Parent since 1993 and
                           Group Vice President, Human Resources of Parent from 1991.
Robert K. Banks..........  Group Vice President, Real Estate of Parent since December 1996.
                           Previously served as Vice President, Real Estate of Parent from
                           1990.
David G. Dean............  Group Vice President, Procurement of Parent since 1991.
Peggy Jo Jones...........  Group Vice President, Employee Development and Communications of
                           Parent since November 1993. Previously served as Vice President,
                           Employee Development and Communications of Parent from September
                           1993; and Vice President, Retail Accounting of Parent from 1992.
Richard J. Navarro.......  Group Vice President and Controller of Parent since 1993 and Vice
                           President and Controller of Parent from 1989.
Kaye L. O'Riordan........  Vice President and Corporate Secretary of Parent since May 1997.
                           Corporate Secretary and Senior Attorney of Parent from January
                           1990.
Carol L. Wood............  Assistant Corporate Secretary of Parent since September 1981 and
                           Coordinator of Stockholder Communications of Parent since 1982.

MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

     The following sets forth certain information concerning the members of the Board as of January 19, 1998:

                                                                              DIRECTOR
          NAME              AGE            POSITION WITH THE COMPANY           SINCE
------------------------    ---     ---------------------------------------   --------
Joseph H. Fernandez         45      Chairman of the Board, President and        1993
                                    Chief Executive Officer
Matt L. Figel+              37      Director                                    1990
Robert P. Gannon*           53      Director                                    1992
Michael P. Malone+          57      Director                                    1992
J. Frederick Simmons*       43      Director                                    1990
Peter J. Sodini*            56      Director                                    1990
Ronald P. Spogli*           49      Director                                    1990
William M. Wardlaw          51      Director                                    1990
Thomas C. Young+            48      Director                                    1992
Wayne S. Peterson           39      Senior Vice President, Chief Financial      1995
                                    Officer and Director

---------------

* Member of the Compensation Committee.

+ Member of the Audit Committee.

     Mr. Fernandez became the President, Chief Operating Officer and a Director of the Company in March 1993, became the Chief Executive Officer in September 1993, and was elected as Chairman of the Board in August 1996. From April 1991 to February 1993, Mr. Fernandez served as Executive Vice President and Chief Operating Officer for Kings Super Markets, Inc.

     Mr. Figel founded Doramar Capital, a private investment firm, in January 1997. From October 1986 to December 1996, Mr. Figel was employed by FS&Co. (or its affiliates). FS&Co. is a private investment company that was founded in 1983. Mr. Figel became a Director of the Company in October 1990. Mr. Figel is also a member of the Board of Directors of Calmar Inc.

     Mr. Gannon became a Director of the Company in May 1992. Mr. Gannon was appointed the President of Montana Power Company in January 1990, Vice Chairman in January 1996, Chief Executive Officer in July 1997 and Chairman of the Board in January 1998.

     Mr. Malone became a Director of the Company in August 1992. Since January 1991, Mr. Malone has served as the President of Montana State University.

     Mr. Simmons joined FS&Co. in 1986 and became a general partner in January 1991. Mr. Simmons became a Director of the Company in October 1990. Mr. Simmons is also a member of the Board of Directors of EnviroSource, Inc.

     Mr. Sodini became a Director of the Company in October 1990 and, from October 1990 until March 1993, served as the Company's Chairman of the Board. Since March 1996, Mr. Sodini has served as the Chief Executive Officer and Chairman of the Board of The Pantry, Inc. From November 1995 to February 1996, Mr. Sodini worked as an independent consultant. From December 1991 to October 1995, Mr. Sodini served as Chief Executive Officer and a Director of Purity Supreme, Inc. ("Purity") and, from March 1993 to October 1995, also served as the Chairman of the Board of Purity. Mr. Sodini also served as President of Purity from December 1991 until August 1994. Mr. Sodini is also a member of the Boards of Directors of The Pantry, Inc. and Pamida Holding Corporation.

     Mr. Spogli is a founding partner of FS&Co. Mr. Spogli became a Director of the Company in October 1990. Mr. Spogli is the Chairman of the Board and a Director of EnviroSource, Inc. and also serves on the Boards of Directors of Calmar Inc. and Brylane Inc.

     Mr. Wardlaw joined FS&Co. in March 1988 and became a general partner in January 1991. Mr. Wardlaw became a Director of the Company in October 1990. Mr. Wardlaw is also a member of the Board of Directors of Calmar Inc.

     Mr. Young became a Director of the Company in August 1992. Since December 1994, Mr. Young has served as a Director of the Portland branch of the Federal Reserve Bank of San Francisco. Since October 1984, he has served as President, Chief Executive Officer and Chairman of the Board of Northwest National Bank and Chairman of the Board of Northwest Bancshares, Inc. Mr. Young has also served as President of Admiralty Leasing, Inc. since October 1984.

     Mr. Peterson became a Director of the Company in May 1995, Senior Vice President of the Company in April 1995, Vice President and Chief Financial Officer in June 1991, and Secretary in November 1991. From October 1990 until June 1991, Mr. Peterson served as Vice President and Controller of the Company.

                             THE BOARD OF DIRECTORS

COMMITTEES

     The standing committees of the Board of Directors are the Audit Committee and the Compensation Committee. The Audit Committee, which presently consists of Messrs. Malone, Young and Figel, met once during the fiscal year ended February 1, 1997 ("1996"). The Compensation

Committee, which presently consists of Messrs. Gannon, Simmons, Sodini and Spogli, met once during 1996, and took various actions by unanimous written consent.

     The Audit Committee recommends to the Board of Directors the engagement or discharge of the Company's independent auditors; reviews with the independent auditors the scope, timing and plan for the annual audit, any non-audit services and the fees for audit and other services; reviews outstanding accounting and auditing issues with the independent auditors; and supervises or conducts such additional projects as may be relevant to its duties. The Audit Committee is also responsible for reviewing and making recommendations with respect to the Company's financial condition, its financial controls and accounting practices and procedures.

     The Compensation Committee recommends to the Board of Directors compensation policies and guidelines for the Company's executives and oversees the granting of incentive compensation, if any, to such persons. The Compensation Committee also administers the Company's bonus and stock option plans.

MEETINGS AND REMUNERATION

     During 1996, the Board of Directors held five meetings and took various actions by unanimous written consent. Each incumbent director other than Messrs. Wardlaw and Sodini attended at least 75% of the aggregate of (i) the total number of meetings held by the Board of Directors during 1996 and (ii) the total number of meetings held by all committees of the Board of Directors on which he served during that period.

     Each director is elected to hold office until the next annual meeting of stockholders and until his respective successor is elected and qualified. Except for non-employee directors of the Company who are not affiliated with FS&Co. (each, an "Outside Director"), directors do not receive compensation for services on the Board of Directors or on any committees of the Board of Directors. All directors are reimbursed for their out-of-pocket expenses in serving on the Board of Directors and on any committees. In 1996, Messrs. Gannon, Malone and Young (who at the time were the only Outside Directors of the Company) each received compensation for their services of $1,500 for each Board meeting attended. In addition, in 1996, Mr. Malone received an annual retainer of $5,000 and, at their election and in lieu of such annual retainer, Messrs. Gannon and Young each received an option to purchase 3,125 Shares at an exercise price of $6.40 per share pursuant to the Company's 1996 Option Plan. In 1997, Outside Directors of the Company, other than Mr. Malone, (currently Messrs. Figel, Gannon, Sodini and Young) each received (i) $1,500 for each regular Board meeting attended, plus (ii) either (x) an annual retainer of $5,000, or (y) at such director's election in lieu of such annual retainer, an option to purchase Shares in an amount and at an exercise price calculated pursuant to the terms of the 1996 Option Plan. See "Stock Options -- 1996 Option Plan." In 1997, Mr. Malone waived his right to any compensation for his services as an Outside Director.

STOCK OPTIONS

     1996 Option Plan. The Company has adopted its 1996 Option Plan which provides for the granting of non-qualified stock options to Outside Directors of the Company. The 1996 Option Plan permits each Outside Director to elect, on the date of each annual meeting at which he or she is elected or reelected, to receive an option to purchase Shares in lieu of being paid that part of the director's fee that is not dependent upon attendance at meetings or services as a chairperson for the ensuing year (the "Retainer Fee"). If the Outside Director makes such an election, on the six-month anniversary of the date of the election (the "Date of Grant"), such Outside Director will be granted an option exercisable for a number of Shares equal to the amount of the Outside Director's Retainer Fee divided by 20% of the fair market value of a Share at the close of business on the Date of Grant. The exercise price for any such option will be 80% of the fair market value of Common Stock on the Date of Grant. These options vest and are exercisable on the date of the annual meeting of stockholders following the Date of Grant. All options granted under the 1996 Option Plan expire on the earlier of the tenth anniversary of the Date of Grant or six months after the recipient of the option ceases to be a director. As of February 1, 1997, an aggregate of 75,000 Shares have been reserved for issuance under the 1996 Option Plan. As of January 19, 1998, options covering 15,774 Shares were granted under the 1996 Option Plan, none of which had been exercised. The Company has accelerated options granted in November 1997 under the 1996 Option Plan covering 9,524 Shares so that such options will be exercisable upon consummation of the Offer. The Company intends to enter into Payment Agreements with respect to options granted under the 1996 Option Plan. See "Item 3(b)(1) of Schedule 14D-9 -- Option Payment Agreements."

                               EXECUTIVE OFFICERS

     Set forth in the table below are the names, ages and current offices held by all executive officers of the Company.

                                                                        EXECUTIVE OFFICER
            NAME             AGE        POSITION WITH THE COMPANY             SINCE
  -------------------------  ----  -----------------------------------  -----------------
  Joseph H. Fernandez......   45   Chairman of the Board, President        1993
                                     and Chief Executive Officer
  Joseph M. Livorsi........   51   Senior Vice President -- Sales and      1996
                                     Merchandising
  Wayne S. Peterson........   39   Senior Vice President, Chief            1990
                                     Financial Officer and Secretary
  Louis J. Rizzo...........   52   Senior Vice President -- Retail         1994
                                     Operations and Store Development
  John E. Sullivan.........   44   Vice President -- Human Resources       1990
  Craig A. Wright..........   34   Vice President -- Non-Perishables       1995
                                     Merchandising

     Executive officers of the Company are elected by and serve at the discretion of the Board of Directors. No arrangement exists between any executive officer and any other person or persons pursuant to which any executive officer was or is to be selected as an executive officer, other than as provided for Mr. Fernandez in his employment agreement with the Company. See "-- Compensation -- Employment and Severance Agreements." None of the executive officers has any family relationship to any nominee for director or to any other executive officer of the Company. Set forth below is a brief description of the business experience for the previous five years of all executive officers of the Company except Messrs. Fernandez and Peterson. For information concerning the business experience of Messrs. Fernandez and Peterson, see "Board of Directors."

     Mr. Livorsi became Senior Vice President, Sales and Merchandising of the Company in October 1996. From July 1995 until July 1996, Mr. Livorsi was Senior Vice President, Sales and Merchandising for Price Chopper Supermarkets in Schenectady, New York. From July 1986 to July 1995, Mr. Livorsi held senior marketing and merchandising positions with Randall's Food Markets in Houston, Texas.

     Mr. Rizzo became Senior Vice President -- Merchandising and Store Operations of the Company in April 1995, and Senior Vice President -- Retail Operations and Store Development in October 1996. From February 1994 until April 1995, Mr. Rizzo served as Vice President -- Sales and Merchandising of the Company. From June 1991 until October 1993, Mr. Rizzo served as Vice President and Director of Marketing for the eastern division of Safeway Stores, Inc.

     Mr. Sullivan has served as Vice President -- Human Resources of the Company since October 1990.

     Mr. Wright became Vice President -- Support Services of the Company in April 1995, and Vice President -- Non-Perishables Merchandising in October 1996. From January 1995 to April 1995,

Mr. Wright served as Director -- Support Services. From June 1993 to January 1995, Mr. Wright served as Director -- Information Technology, and from October 1990 to June 1993 he served as Manager -- Store Systems/Front-End Operations.

COMPENSATION

     The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company paid or accrued by the Company for each of the fiscal years ended January 28, 1995 ("1994"), February 3, 1996 ("1995") and February 1, 1997 ("1996"), for (i) the
Company's Chief Executive Officer, and (ii) each of the other four most highly compensated executive officers of the Company who were serving as executive officers at February 1, 1997 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                                                            COMPENSATION
                                       ANNUAL COMPENSATION                  ------------
                        --------------------------------------------------   SECURITIES
  NAME AND PRINCIPAL                                       OTHER ANNUAL      UNDERLYING       ALL OTHER
       POSITION         YEAR   SALARY($)   BONUS(1)($)  COMPENSATION(2)($)   OPTIONS(#)    COMPENSATION($)
----------------------  ----   ---------   -----------  ------------------  ------------   ---------------
Joseph H. Fernandez     1996    300,417            0             0             130,000(3)       11,658(4)
  Chairman of the       1995    247,500      200,561             0              30,000(5)        8,923
  Board, President and  1994    225,000       25,000             0              15,000(6)       47,248
  Chief Executive
  Officer
Louis J. Rizzo          1996    145,000            0             0              12,000(3)       11,585(7)
  Senior Vice           1995    140,000       40,518             0              12,000(5)        9,338
  President --          1994    127,679            0             0                   0          31,783
  Retail Operations
  and Store
  Development
Wayne S. Peterson       1996    125,100            0             0              12,000(3)       11,388(8)
  Senior Vice           1995    117,500       69,006             0              12,000(5)       11,285
  President, Chief      1994    105,600            0             0                   0           6,798
  Financial Officer
  and Secretary
John E. Sullivan        1996    104,500            0             0               8,000(3)        9,873(9)
  Vice President --     1995    100,000       28,942             0               8,000(5)        7,737
  Human Resources       1994     95,000            0             0                   0           3,562
Craig A. Wright(11)     1996     90,000            0             0               8,000(3)        7,627(10)
  Vice President--      1995     80,000       23,153             0               8,000(5)        6,178
  Non-Perishables       1994     51,437            0             0                   0           3,134
  Merchandising

---------------

 (1) Other than for Mr. Fernandez and Mr. Peterson, represent payments made to executive officers in March of each year for the prior fiscal year pursuant to the Buttrey Key Management Incentive Plan. See "Bonus Plan" below. Amounts paid to Mr. Fernandez in each of 1994 and 1995 include $25,000 payments made pursuant to the terms of his employment agreement. See "Employment and Severance Agreements" below. In addition, amounts paid to Mr. Fernandez and Mr. Peterson in 1995 include cash bonuses of $70,000 and $35,000, respectively, as consideration for additional contributions made by them on behalf of the Company.

 (2) Other than the limited special rights attached to certain of the shares covered by options as described in "Stock Option Plans" below, during each of 1994, 1995 and 1996, no executive officer named above received perquisites and other personal benefits, securities or property in an aggregate amount in excess of the lesser of $50,000 or 10% of the total of such officer's salary and bonus, nor did any such officer receive any restricted stock award, stock appreciation right or payment under any long term incentive plan.

 (3) Consists of options to purchase Shares granted in 1996 pursuant to the 1995 Option Plan. See "Stock Option Plans."

 (4) Of this amount, (i) $7,459 represents the estimated amount of cash to be contributed by the Company to the BCRE (as defined under "-- Retirement Plan" below) for the account of Mr. Fernandez; (ii) $845 represents the amount of insurance premiums paid by the Company with respect to life insurance; (iii) $666 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Fernandez towards the Company's own long-term disability program; and (iv) $2,687 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Fernandez towards the Company's own medical plan.

 (5) Consists of options to purchase Shares granted in May 1995 pursuant to the 1995 Option Plan. See "Stock Option Plans."

 (6) Consists of options to purchase 15,000 Shares granted in February 1994 pursuant to the 1993 Option Plan. See "Stock Option Plans."

 (7) Of this amount, (i) $7,459 represents the estimated amount of cash to be contributed by the Company to the BCRE for the account of Mr. Rizzo, (ii) $838 represents the amount of insurance premiums paid by the Company with respect to life insurance; (iii) $593 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Rizzo towards the Company's own long-term disability program; and (iv) $2,695 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Rizzo towards the Company's own medical plan.

 (8) Of this amount, (i) $7,459 represents the estimated amount of cash to be contributed by the Company to the BCRE for the account of Mr. Peterson;
     (ii) $721 represents the amount of insurance premiums paid by the Company with respect to life insurance; (iii) $510 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Peterson towards the Company's own long-term disability program; and (iv) $2,698 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Peterson towards the Company's own medical plan.

 (9) Of this amount, (i) $6,152 represents the estimated amount of cash to be contributed by the Company to the BCRE for the account of Mr. Sullivan;
     (ii) $600 represents the amount of insurance premiums paid by the Company with respect to life insurance; (iii) $423 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Sullivan towards the Company's own long-term disability program; and (iv) $2,698 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Sullivan towards the Company's own medical plan.

(10) Of this amount, (i) $4,045 represents the estimated amount of cash to be contributed by the Company to the BCRE for the account of Mr. Wright; (ii) $519 represents the amount of insurance premiums paid by the Company with respect to life insurance; (iii) $385 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Wright towards the Company's own long-term disability program; and (iv) $2,677 represents the imputed amount of insurance premiums set aside by the Company for the benefit of Mr. Wright towards the Company's own medical plan.

(11) Mr. Wright was a Named Executive Officer in 1996, but not a Named Executive Officer for the fiscal year ended January 31, 1998 ("1997"). For 1997, the Named Executive Officers are Messrs. Fernandez, Peterson, Sullivan and Livorsi.

     Bonus Plan. The Company has adopted the Buttrey Key Management Incentive Plan (as amended, the "Bonus Plan") pursuant to which the Compensation Committee annually establishes guidelines for incentive compensation to be paid to the Company's officers and key employees. The amount of an individual's bonus award is based on the attainment of specified Company perform-ance objectives, such as the achievement of target sales and cash flow objectives, and is determined as a percentage of the recipient's base salary.

     Retirement Plan. The Company maintains the Buttrey Company Retirement Estates (the "BCRE"), a retirement plan that is intended to qualify under
Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     Employees become eligible to participate in the BCRE upon the later of the attainment of age 21 or the completion of one year of service. The BCRE provides for contributions by participants and by the Company. Participants can make pretax contributions up to the maximum amount permitted under Section 401(k) of the Code. The Company also makes annual contributions (in the form of cash or Common Stock) to the BCRE, the amount of which is determined by the Board of Directors in its discretion each year. Seventy-five percent of the Company's contribution is allocated to participants as a percentage of their compensation ("Profit Sharing Contributions"), and the remaining 25% is allocated in proportion to the amount of contributions made by each participant ("Matching Contributions"). In March 1997, the Board of Directors of the Company authorized the Company to contribute a total of $1.0 million in cash to the BCRE as the Company's contribution for 1996.

  Stock Option Plans

     1990 Option Plan. The Company has adopted the 1990 Option Plan, which provides for the granting of non-qualified stock options to officers, key employees and consultants of the Company, including Directors who are also employees. As of February 1, 1997, an aggregate of 451,500 shares of Common Stock have been reserved for issuance under the 1990 Option Plan.

     The 1990 Option Plan is administered by the Compensation Committee. Options terminate at the earlier of (i) 90 days after the participant's termination of employment by the Company (unless such termination results from the participant's death or disability, or the participant dies within 90 days after such termination of employment, in which case the option terminates 180 days after the date of the participant's termination of employment), (ii) ten years from the date of grant, or (iii) on the effective date of certain dissolutions, liquidations or sales of all of the business, properties and assets of the Company or upon certain reorganizations, mergers or consolidations.

     All options granted under the 1990 Option Plan currently will vest and become exercisable in full upon a determination by the Compensation Committee that the Company, on a consolidated basis, has achieved 100% of the amount of a specified operating cash flow and total net cash flow from operations for any one of the four fiscal years of the Company beginning with the fiscal year ended January 1997 and ending with the fiscal year ended January 2000. Upon a determination by the Compensation Committee that the Company has not achieved the required levels of operating cash flow and total net cash flow from operations by January 29, 2000, the options which remain unvested shall nevertheless vest and become exercisable as of October 5, 2000. The Compensation Committee periodically reviews the 1990 Option Plan and may, in good faith, adjust the specified cash flow levels to reflect unanticipated major events such as catastrophic occurrences and mergers and acquisitions. The Compensation Committee may, in its sole discretion, elect to accelerate the vesting of all or any portion of any option.

     The holders of options granted under the 1990 Option Plan (other than Mr. Fernandez) have been granted limited special rights (the "Limited Rights") with respect to all of the shares of Common Stock covered by such options (the "Related Options"). The Limited Rights become exercisable in circumstances where the Company, in its sole discretion, has accelerated the Related Options in connection with a business combination or sale of all or substantially all of the assets or capital stock of the Company, in each case in which the holders of the Company's Common Stock receive all cash consideration (an "Extraordinary Corporate Event"). Upon the exercise of a Limited Right, the Related Option ceases to be exercisable to the extent of the shares with respect to which the Limited Right is exercised, and an optionee would receive, for each share of underlying

Common Stock, a cash payment equal to the excess of (i) the cash per share of Common Stock received by the holders of Common Stock in connection with the Extraordinary Corporate Event, over (ii) the option price per share of Common Stock underlying the Related Option.

     1995 Option Plan. The Company has adopted the 1995 Option Plan which provides for the granting of either non-qualified or incentive stock options to officers and key employees of the Company, including directors who are also employees. Notwithstanding the foregoing, only officers and key employees who do not own capital stock possessing more than 10% of the total combined voting power or value of all classes of capital stock of the Company or the Subsidiary shall be eligible to receive grants of options. As of February 1, 1997, an aggregate of 500,000 shares of Common Stock have been reserved for issuance under the 1995 Option Plan.

     The 1995 Option Plan is administered by the Compensation Committee. Options terminate as determined by the Compensation Committee and specified in each Option Agreement; provided, that such termination date shall be not later than ten years from the date such option is granted, subject to earlier termination upon an optionee's termination of employment, in connection with certain extraordinary corporate transactions, or as otherwise set forth in each particular Option Agreement.

     The purchase price per share of the shares of Common Stock underlying each option and the vesting schedule for each option will be determined by the Compensation Committee; provided, that the option price of any incentive stock option shall not be less than the fair market value of the underlying shares at the time the incentive stock option is granted, as determined by the Compensation Committee in accordance with the formula specified in the 1995 Option Plan.

     Option Payment Agreements. In connection with the Offer, the Company intends to enter into the Payment Agreements with holders of Options under the Stock Option Plans, and intends to enter into an option payment agreement with Joseph H. Fernandez, the Company's Chairman of the Board, President and Chief Executive Officer, with respect to 56,140 shares subject to the Performance Option under the 1990 Option Plan. The Payment Agreements will describe, as applicable, the various termination and acceleration provisions of the Stock Option Plans that are triggered by the Offer and the Merger and will provide for the surrender to the Company of all options, following consummation of the Offer, for an amount in cash equal to the excess of the Offer Price over the applicable exercise price per share of such options and less all taxes required to be withheld from such payment (the "Option Consideration"). The Payment Agreement with Mr. Fernandez will describe the Board's decision to accelerate the vesting of the Performance Option with respect to 28,070 of the Shares covered thereby to the time of acceptance of Shares for payment and purchase pursuant to the Offer and provide for payment of the Option Consideration with respect to such Shares following consummation of the Offer. The Payment Agreements for Outside Directors will also describe the Board's decision to accelerate to the time of acceptance of Shares for payment and purchase pursuant to the Offer the vesting of options to purchase an aggregate of 9,524 Shares granted under the 1996 Option Plan. The Payment Agreements will further provide that payment of the Option Consideration is subject to and contingent upon both the acceptance of the Shares for payment and purchase pursuant to the Offer and the surrender by the optionholder of the options.

     Employment and Severance Agreements.

     In March 1993, the Company entered into a three-year employment agreement with Mr. Fernandez which has been amended to continue through March 1, 2001. As amended, the employment agreement currently provides for a base salary of $350,000 and for an incentive bonus to be paid pursuant to the terms of the Company's Bonus Plan. See "Bonus Plan." The employment agreement provides for Mr. Fernandez to be employed by the Company as Chairman of the Board, President and Chief Executive Officer until the earlier of March 1, 2001 or the date that such employment shall have been terminated as provided therein. In addition, the employment agreement provides that, so long as Mr. Fernandez remains an employee of the Company, the Company will include Mr. Fernandez in the Company's slate of nominees for directors at each such election of directors. Pursuant to the terms of the employment agreement, in the event Mr. Fernandez is terminated without cause or resigns for good reason (as such terms are defined in the employment agreement), or in the event that Mr. Fernandez should die or become permanently disabled, the Company is required to pay Mr. Fernandez's base salary for a period of twenty-four consecutive months from the date of such event. Mr. Fernandez' employment agreement provides that, in the event that Mr. Fernandez is terminated by the Company for cause or Mr. Fernandez otherwise terminates his employment under certain circumstances, then, subject to certain exceptions, Mr. Fernandez will not compete with the Company for a period of 12 months after such termination.

     In March 1993, the Company also entered into a separate agreement with Mr. Fernandez pursuant to which he will be entitled to receive severance payments of up to six months' salary upon an involuntary termination of his employment, other than for cause (as defined therein), upon a resignation for good reason (as defined therein), or in the event that Mr. Fernandez should die or become permanently disabled, in each case at any time after the expiration of his term of employment as specified in his employment agreement (or any subsequent employment agreement with the Company).

     The Company has entered into agreements with Messrs. Peterson, Rizzo and Sullivan pursuant to which these individuals will be entitled to receive severance payments of up to six months' salary either upon an involuntary termination of employment, other than for cause (as defined therein), or upon a resignation for good reason (as defined therein).

     Pursuant to the Letter Agreement, Parent has agreed to provide certain severance and retention benefits Parent would provide to certain employees of the Company, including the Company's officers, upon consummation of the Offer and the Merger. Under the severance program, an employee, including any officer, who is terminated, other than for cause, within six months of the closing of the purchase of the Company will receive a cash severance payment of 1 1/2 weeks of pay for each full year of service with the Company, with a minimum payment of $3,000 for employees with at least one full year of service and $1,500 for employees with less than one full year of service. Executive officers with current employment or severance agreements may elect to receive the payment specified above or the payment provided for in such agreement, but not both. In addition, the COBRA premiums for medical benefits will be paid for three months following the last day of employment.

     As authorized by the Board at its January 19, 1998 meeting and approved by Albertson's in the Letter Agreement, the Company will enter into certain retention agreements (the "Retention Agreements") with, among others, all executive officers other than Mr. Fernandez and with certain employees of the Company. These Retention Agreements will provide that each of these officers and employees will receive a specified retention incentive bonus ranging from $20,000 to $120,000 if such officer or employee remains employed with the Company until 60 days after consummation of the Offer. Further, such bonuses will be paid if employment is involuntarily terminated prior to the expiration of such 60 day period, unless such termination is "for cause," and shall also be paid if employment is terminated by such employee with "good reason," prior to the expiration of such 60 day period, with "for cause" and "good reason" customarily defined. The retention incentive bonuses will also be paid in the event that such officer or employee dies or is permanently disabled prior to the expiration of such 60 day period.

     The Major Stockholder will also enter into agreements with each of Wayne S. Peterson, Senior Vice President, Chief Financial Officer and Secretary and Louis
J. Rizzo, Senior Vice President -- Retail Operations and Store Development, providing, that, each of these executive officers will receive a closing bonus of $40,000 and $20,000, respectively, from the Major Stockholder if such officer remains employed with the Company until the consummation of the Offer. These bonuses will also be paid if employment is involuntarily terminated prior to the consummation of the Offer, unless such termination is "for cause" and shall also be paid if employment is terminated by the officer for

"good reason," with "for cause" and "good reason" customarily defined. The closing bonus will also be paid upon the death or permanent disability of such officer. Notwithstanding the foregoing, neither officer shall be entitled to receive the closing bonus if the Offer is not consummated for any reason.

STOCK OPTIONS.

     The following table sets forth information concerning options granted to the Named Executive Officers during 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                        ------------------------------------------------------            VALUE
                        NUMBER OF                                                AT ASSUMED ANNUAL RATES
                        SECURITIES      % OF TOTAL                                   OF STOCK PRICE
                        UNDERLYING       OPTIONS                                      APPRECIATION
                         OPTIONS        GRANTED TO    EXERCISE OR                    FOR OPTION TERM
                         GRANTED       EMPLOYEES IN   BASE PRICE      EXPIRA-    -----------------------
         NAME              (#)         FISCAL YEAR      ($/SH)       TION DATE    5%($)         10%($)
----------------------  ----------     ------------   -----------    ---------   -------       ---------
Joseph H. Fernandez...     30,000(1)       55.2%         7.125         2/28/06   134,662         339,862
                          100,000(2)                     7.375(3)      8/29/06   464,625       1,172,625
Louis J. Rizzo........     12,000(1)        5.1          7.125         2/28/06    53,865         135,945
Wayne S. Peterson.....     12,000(1)        5.1          7.125         2/28/06    53,865         135,945
John E. Sullivan......      8,000(1)        3.4          7.125         2/28/06    35,910          90,630
Craig A. Wright.......      8,000(1)        3.4          7.125         2/28/06    35,910          90,630

---------------

(1) These options vest and become exercisable in four equal annual installments beginning on the first anniversary of their date of grant.

(2) 20% of these options were vested and exercisable on their date of grant. The remaining 80% vest and become exercisable in four equal annual installments beginning on the first anniversary of their date of grant.

(3) $7.375 is initial exercise price. Beginning in 1997, the option exercise price will increase 5% on March 1 and September 1 of each year over then existing exercise price.

     The following table sets forth information concerning the aggregate number of options exercised during 1996 by each of the Named Executive Officers, and outstanding options held by each such officer at February 1, 1997.

                   OPTION EXERCISES AND YEAR-END VALUE TABLE

                                                                                          VALUE OF UNEXERCISED
                                                                                              IN-THE-MONEY
                                                              SECURITIES UNDERLYING            OPTIONS AT
                                                             UNEXERCISED OPTIONS AT       FEBRUARY 1, 1997($)
                       SHARES ACQUIRED    VALUE REALIZED       FEBRUARY 1, 1997(#)            EXERCISABLE/
        NAME           ON EXERCISE(#)          ($)          EXERCISABLE/UNEXERCISABLE       UNEXERCISABLE(1)
--------------------   ---------------    --------------    -------------------------    ----------------------
Joseph H.
  Fernandez.........            --                 --             72,456/181,140             73,138/174,408
Louis J. Rizzo......            --                 --              6,000/ 18,000              3,000/ 16,500
Wayne S. Peterson...            --                 --              6,000/ 26,334              3,000/ 29,668
John E. Sullivan....            --                 --              4,000/ 31,666              2,000/ 42,072
Craig A. Wright.....            --                 --              4,000/  8,000              2,000/ 11,000

---------------

(1) The closing price for the Company's Common Stock as reported by the Nasdaq National Market as of January 31, 1997 was $8.25 per share.

     As of February 1, 1997, options for the purchase of 134,438 shares of Common Stock, at a purchase price of $6.67 per share, and options for the purchase of 56,140 shares of Common Stock, at a purchase price of $7.125 per share, were outstanding under the 1990 Option Plan, and options for the purchase of 260,922 shares remained available for issuance. Also as of February 1, 1997, options for the purchase of 2,000 shares of Common Stock, at a purchase price of $7.50 per share, options for the purchase of 111,000 shares of Common Stock, at a purchase price of $7.75 per share, options for the purchase of 135,400 shares of Common Stock, at a purchase price of $7.125 per share, options for the purchase of 100,000 shares of Common Stock, at a purchase price of $7.375 per share, and options for the purchase of 2,000 shares of Common Stock, at a purchase price of $8.125 per share, were outstanding under the 1995 Option Plan, and options for the purchase of 160,300 shares remained available for issuance. In addition, as of February 1, 1997, options for the purchase of 6,250 shares of Common Stock, at a purchase price of $6.40 per share, were outstanding under the 1996 Option Plan. As of February 1, 1997, options for the purchase of 22,456 shares of Common Stock, at a purchase price of $7.125 per share, and options for the purchase of 15,000 shares of Common Stock, at a purchase price of $6.725 per share, were outstanding under the 1993 Option Plan. On March 21, 1997, the Board of Directors of the Company granted options to purchase an aggregate of 17,100 shares of Common Stock, at a purchase price of $9.375 per share, to a total of 57 employees of the Company (excluding executive officers and directors) pursuant to the 1995 Option Plan. As of March 21, 1997, none of the options described in this paragraph had been exercised.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In March 1993, Mr. Fernandez purchased 112,280 shares of Common Stock at a price of $7.125 pursuant to a Stock Subscription Agreement. Of the purchase price for these shares, $400,000 was paid using a full recourse promissory note, bearing interest at 7% per annum, payable quarterly, and secured by a pledge to the Company of the 112,280 shares of Common Stock. In February 1994, Mr. Fernandez executed a full recourse unsecured promissory note in the amount of $40,000 in favor of the Company, bearing interest at 7% per annum, and payable quarterly. As amended, these two promissory notes are due and payable in full on March 1, 1998.

     In April 1997, Mr. Fernandez executed two additional full recourse promissory notes in favor of the Company, one in the amount of $125,000 which is secured by a pledge to the Company of the 112,280 shares of Common Stock purchased by Mr. Fernandez in March 1993, and one in the amount of $75,000 which is unsecured. Each of these promissory notes bears interest at 9.25% per annum, payable quarterly, and becomes due and payable in full on March 1, 2001.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     During 1996, the Compensation Committee was comprised of Messrs. Gannon, Simmons, Sodini and Spogli, each an independent non-employee director of the Company. During 1996, none of the members of the Company's Compensation Committee had any interlocking relationships as defined by the Commission. For the fiscal year ending February 1, 1998, the Compensation Committee is comprised of Messrs. Gannon, Simmons, Sodini and Spogli.

     In July 1991, the Company entered into a one-year renewable consulting agreement with Mr. Sodini which in 1996 provided for a fee of $75,000 and certain medical benefits through December 1996. This arrangement terminated on December 31, 1996.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of January 19, 1998 by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director and certain executive officers of the Company, individually, and (iii) all current directors and executive officers as a group:

                                                      AMOUNT AND NATURE OF        PERCENT OF
                        NAME OF                       BENEFICIAL OWNERSHIP       OUTSTANDING
                  BENEFICIAL OWNER(1)                   OF COMMON STOCK          COMMON STOCK
    -----------------------------------------------   --------------------       ------------
    Freeman Spogli & Co.(2)........................         4,389,879                50.8%
      J. Frederick Simmons.........................
      Ronald P. Spogli.............................
      William M. Wardlaw...........................
    Merrill Lynch & Co., Inc.(3)...................           516,900                 6.0
    Franklin Resources, Inc.(4)....................           656,000                 7.6
    Pioneering Management Corporation(5)...........           546,500                 6.3
    Joseph H. Fernandez(6).........................           345,292                 4.0
    Robert P. Gannon(7)............................             6,206                   *
    Michael P. Malone..............................             1,100                   *
    Peter J. Sodini(8).............................            47,381                   *
    Matt L. Figel(8)...............................             2,381                   *
    Thomas C. Young(7).............................             6,506                   *
    Joseph M. Livorsi(9)...........................            15,000                   *
    Wayne S. Peterson(10)..........................            29,084                   *
    Louis J. Rizzo(11).............................            35,000                   *
    John E. Sullivan(12)...........................            50,127                   *
    Craig A. Wright(13)............................            10,310                   *
    All directors and executive officers as a group
      (14 persons).................................         4,938,266(14)            55.0%

---------------

  *  Less than 1%.

 (1) Except as otherwise indicated in this table and the notes thereto, the persons named have sole voting power and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

 (2) All shares indicated are owned of record by the Major Stockholder, of which FS&Co. is the general partner. As general partner, FS&Co. has the sole power to vote and dispose of such shares. Messrs. Simmons, Spogli and Wardlaw (all of whom are directors of the Company), Mr. Bradford M. Freeman and Mr. John M. Roth are general partners of FS&Co., and as such may be deemed to be the beneficial owners of the shares of Common Stock indicated as beneficially owned by FS&Co. The business address of FS&Co., its general partners and the Major Stockholder is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

 (3) As reported in a Schedule 13G dated February 14, 1997 filed jointly with the Securities and Exchange Commission (the "Commission") by Merrill Lynch & Co., Inc. ("Merrill Lynch"), Merrill Lynch Group, Inc. ("ML Group"), Princeton Services, Inc. ("PSI"), Merrill Lynch Asset Management, L.P. ("MLAM") and Merrill Lynch Global Allocation Fund, Inc. ("Merrill Fund"), Merrill Lynch, ML Group, PSI, MLAM and Merrill Fund have claimed shared voting and dispositive power with respect to all such shares. Merrill Lynch, ML Group and PSI are parent holding companies and have disclaimed beneficial ownership of the securities of the Company reported in the
     Schedule 13G; MLAM is an investment adviser registered under

     Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"); and Merrill Fund is an investment company registered under Section 8 of the Investment Company Act of 1940. The business address of Merrill Lynch and ML Group is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281. The business address for PSI, MLAM and Merrill Fund is 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

 (4) As reported in a Schedule 13G dated February 12, 1997 filed jointly with the Commission by Franklin Resources, Inc. ("FRI"), Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, Inc. ("FAS"), FAS has claimed sole voting and dispositive power with respect to all such shares. The securities of the Company reported in the Schedule 13G are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Advisor Subsidiaries") of FRI, the principal shareholders of which are Messrs. Johnson and Johnson (collectively, the "Principal Shareholders"). FRI, the Principal Shareholders and each of the Advisor Subsidiaries have disclaimed beneficial ownership of the securities of the Company reported in the
     Schedule 13G. The business address of FRI, Charles B. Johnson and Rupert H. Johnson, Jr. is 777 Mariners Island Boulevard, San Mateo, California 94404. The business address for FAS is One Parker Plaza, Sixteenth Floor, Ft. Lee, New Jersey 07024.

 (5) As reported in a Schedule 13G dated January 5, 1998 filed with the Commission by Pioneering Management Corporation ("Pioneering"), Pioneering has claimed sole voting and dispositive power with respect to all such shares. Pioneering is an investment adviser registered under Section 203 of the Advisers Act. The business address of Pioneering is 60 State Street, Boston, Massachusetts 02109.

 (6) Amount includes 134,956 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, January 19, 1998, and an additional 90,570 shares issuable upon exercise of options which will become fully exercisable if the Offer is consummated. Amount also includes 7,486 shares held by the Buttrey Company Retirement Estates, the Company's retirement plan (the "BCRE") for the account of Mr. Fernandez, based on a plan statement of the BCRE dated December 31, 1997.

 (7) Amount includes 5,506 shares issuable upon exercise of options which will become fully exercisable as of, or will become exercisable within 60 days of, January 19, 1998.

 (8) Amount includes 2,381 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, January 19, 1998.

 (9) Amount includes 9,000 shares issuable upon exercise of options which will become fully exercisable as of, or become exercisable within 60 days of, January 19, 1998, and an additional 6,000 shares issuable upon exercise of options which will become fully exercisable if the Offer is consummated.

(10) Amount includes 15,000 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, January 19, 1998, and an additional 9,000 shares issuable upon exercise of options which will become fully exercisable if the Offer is consummated. Amount also includes 818 shares held by the BCRE for the account of Mr. Peterson, based on a plan statement of the BCRE dated December 31, 1997.

(11) Amount includes 15,000 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, January 19, 1998, and an additional 9,000 shares issuable upon exercise of options which will become fully exercisable if the Offer is consummated.

(12) Amount includes 10,000 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, January 19, 1998, and an additional 6,000 shares issuable upon exercise of options which will become fully exercisable if the Offer is consummated. Amount also includes 794 shares held by the BCRE for the account of Mr. Sullivan, based on a plan statement of the BCRE dated December 31, 1997.

(13) Amount includes 10,000 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, January 19, 1998, and an additional 6,000 shares issuable upon exercise of options which will become fully exercisable if the Offer is consummated. Amount also includes 310 shares held by the BCRE for the account of Mr. Wright, based on a plan statement of the BCRE dated December 31, 1997.

(14) Amount includes an aggregate of 209,730 shares issuable upon exercise of options which are exercisable as of, or will become exercisable within 60 days of, January 19, 1998, and an additional 126,570 shares issuable upon exercise of options which will become fully exercisable if the Offer is consummated. Amount also includes an aggregate of 9,408 shares held by the BCRE for the accounts of Messrs. Fernandez, Peterson, Rizzo, Sullivan and Wright, based on a plan statement of the BCRE dated December 31, 1997.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act ("Section 16") requires the Company's directors and certain of its officers, and persons who own more than 10 percent of a registered class of the Company's equity securities (collectively, "Insiders") to file reports of ownership and changes in ownership with the Commission. Insiders are required by Commission regulations to furnish the Company with copies of all Section 16 forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5s were required for those persons, the Company believes that its Insiders complied with all applicable Section 16 filing requirements for 1996, with the exception of Mr. Wright, who filed a late Form 5 in April 1997 to report his sale of 700 shares of Company Common Stock in July 1995.

                       [MORGAN STANLEY & CO. LETTERHEAD]

                                                                January 19, 1998

Board of Directors
Buttrey Food and Drug Stores Company
601 6th Street, S.W.
Great Falls, MT 59404

Gentlemen:

     We understand that Buttrey Food and Drug Stores Company ("Buttrey" or the "Company"), Albertson's Inc. ("Albertson's") and a wholly owned subsidiary of Albertson's ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock par value of $.01 per share (the "Common Stock") of Buttrey for $15.50 per share in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into Buttrey. Pursuant to the Merger, Buttrey will become a wholly owned subsidiary of Albertson's and each outstanding share of Common Stock, other than shares held in treasury or held by Albertson's or any affiliate of Albertson's or as to which dissenters' rights have been perfected, will be converted into the right to receive $15.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 51% of the outstanding shares of Common Stock are owned by FS Equity Partners II, L.P. ("Freeman Spogli") and that, concurrently with the execution of the Merger Agreement, Freeman Spogli will enter into a Tender and Option Agreement (the "Tender Agreement") pursuant to which Freeman Spogli will agree, among other things, to tender the shares of Common Stock held by it in the Tender Offer and to grant to Albertson's proxy with respect to the voting of such shares. The terms and conditions of the Tender Agreement are more fully set forth therein.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed certain financial projections prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v)   reviewed the reported prices and trading activity for the Common
           Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) reviewed the Merger Agreement, the Tender Agreement and certain related documents; and

     (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. In addition, we have assumed the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In arriving at our opinion, we were not authorized to solicit; and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Freeman Spogli and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission in connection with the Tender Offer and the Merger. In addition, we express no opinion or recommendation as to whether the holders of Common Stock should tender their shares in connection with the Tender Offer.

     Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/ NEIL B. MORGANBESSER

                                            ------------------------------------
                                            Neil B. Morganbesser
                                            Principal